HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

July 23, 2004

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Please find enclosed June 30, 2004 financial statements prepared in line with the BRSA's (Banking Regulation and Supervisory Agency) directives.

Yours sincerely,

Olca ERDOST	Funda GÜNGÖR
Vice President	Senior Vice President
Investor Relations	Corporate Strategy, Business Development & Investor Relations

7/28

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi

Unconsolidated Financial Statements

As of and For the Six Month Ended 30 June 2004

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish)

With Independent Auditor's Review Report Thereon

Cevdet Suner Denetim ve
Yeminli Mali Müşavirlik AŞ

22 July 2004

This report contains "Independent Auditor's Review Report" comprising 1 page and; "Unconsolidated financial statements and related disclosures and footnotes" comprising 67 pages.

Convenience Translation of the Auditor's Review Report
Originally Prepared and Issued in Turkish (See Note 3.1.1)

To the Board of Directors of Türkiye Garanti Bankası AŞ:

We have reviewed the balance sheet of Türkiye Garanti Bankası AŞ as of 30 June 2004 and the related statement of income for the six months period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility, as independent auditors is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the regulations related with the "Accounting and Recording Rules" and "Independent Auditing Standards" of (Turkish) Banking Law No 4389. These regulations require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the personnel of the Bank and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements of Türkiye Garanti Bankası AŞ are not presented fairly, in all material respects, in accordance with regulations described in Article 13 "Accounting and Recording Rules" of (Turkish) Banking Law.

İstanbul,
22 July 2004

Cevdet Suner Denetim ve
Yeminli Mali Müşavirlik AŞ

Ö. Cevdet Suner
Partner
Certified Public Accountant

Additional paragraph for convenience translation to English:

As explained in Note 3.1.1, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

Türkiye Garanti Bankası Anonim Şirketi

As of 30 June 2004, Unconsolidated Interim Financial Statements and Related Disclosures and Footnotes to be Announced to Public together with Independent Auditor's Review Report Thereon

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 217 64 22
www.garantibank.com.tr

The Reporting Package prepared in accordance with the statement no.17 "Financial Statements and Related Disclosures and Footnotes to be Announced to Public" as regulated by Banking Regulation and Supervision Agency (BRSA), is comprised of the following sections:

1. Unconsolidated Interim Financial Statements
2. General Information about the Bank
3. Accounting Policies
4. Financial Position and Results of Operations
5. Disclosures and Footnotes on Unconsolidated Interim Financial Statements
6. Other Disclosures and Footnotes
7. Independent Auditor's Review Report

The unconsolidated interim financial statements and related disclosures and footnotes that were subject to independent review, are prepared in accordance with the "Regulation on Accounting Standards" and the related statements and in compliance with the financial records of our Bank. Unless stated otherwise, the accompanying unconsolidated financial statements are presented in TL billions as restated for the effects of inflation in equivalent purchasing power as of 30 June 2004; and enclosed.

Muammer Cüneyt Sezgin	**S. Ergun Özen**	**Sema Yurdum**	**Aylin Aktürk/Aydın Şenel**
Board of Directors Member Responsible of Internal Control System	General Manager	Executive Vice President	Senior Vice Presidents

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

1 Unconsolidated Interim Financial Statements

1.1 Balance Sheet prepared as of 30 June 2004

Presented on pages 3 and 4.

1.2 Off-Balance Sheet Items prepared as of 30 June 2004

Presented on page 5.

1.3 Statement of Operations prepared for the six-month and three-month periods ended 30 June 2004

Presented on page 6.

1.4 Statement of Changes in Shareholders' Equity prepared for the six-month period ended 30 June 2004

Presented on page 7.

1.5 Statement of Cash Flows prepared for the six-month period ended 30 June 2004

Presented on page 8.

Türkiye Garanti Bankası Anonim Şirketi

Balance Sheet

At 30 June 2004

(Billions of Turkish Lira as restated for the effects of inflation in equivalent purchasing power as of 30 June 2004)

ASSETS		Footnotes	CURRENT PERIOD 30 June 2004			PRIOR PERIOD 31 December 2003		
			TL	FC	Total	TL	FC	Total
I.	CASH AND BALANCES WITH THE CENTRAL BANK OF TURKEY	5.1.1	90,384	1,132,676	1,223,060	74,305	465,455	539,760
1.1	Cash in TL		39,785	-	39,785	39,577	-	39,577
1.2	Cash in foreign currency		-	88,258	88,258	-	132,817	132,817
1.3	Balances with the Central Bank of Turkey		50,087	1,039,203	1,089,290	34,662	331,368	366,030
1.4	Other		512	5,215	5,727	66	1,270	1,336
II.	TRADING SECURITIES (Net)	5.1.2	230,295	493,493	723,788	49,443	834,108	883,551
2.1	Public sector debt securities		230,295	492,891	723,186	49,443	833,484	882,927
2.1.1	Government bonds		211,097	488,557	699,654	48,492	832,572	881,064
2.1.2	Treasury bills		19,198	-	19,198	951	-	951
2.1.3	Other		-	4,334	4,334	-	912	912
2.2	Share certificates		-	-	-	-	-	-
2.3	Other securities		-	602	602	-	624	624
III.	BANKS AND OTHER FINANCIAL INSTITUTIONS	5.1.3	11,634	271,140	282,774	23,644	313,208	336,852
3.1	Banks		11,634	271,140	282,774	23,644	313,208	336,852
3.1.1	Domestic banks		8,804	73,875	82,679	20,822	22,925	43,747
3.1.2	Foreign banks		2,830	197,265	200,095	2,822	290,283	293,105
3.1.3	Foreign branches		-	-	-	-	-	
3.2	Other financial institutions		-	-	-	-	-	-
IV.	INTERBANK MONEY MARKET		-	-	-	-	-	-
4.1	Interbank money market placements		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements		-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements	5.1.4	-	-	-	-	-	-
V.	INVESTMENT SECURITIES AVAILABLE FOR SALE (Net)	5.1.5	1,765,393	2,090,202	3,855,595	1,998,386	2,513,954	4,512,340
5.1	Share certificates		58,407	-	58,407	55,343	-	55,343
5.2	Other securities		1,706,986	2,090,202	3,797,188	1,943,043	2,513,954	4,456,997
VI.	LOANS	5.1.6	4,032,498	5,457,107	9,489,605	2,819,071	4,610,755	7,429,826
6.1	Short term		3,714,894	2,243,186	5,958,080	2,609,123	1,832,199	4,441,322
6.2	Medium and long term		177,204	3,213,921	3,391,125	38,845	2,778,556	2,817,401
6.3	Loans under follow-up		324,203	-	324,203	327,516	-	327,516
6.4	Specific provisions (-)		(183,803)	-	(183,803)	(156,413)	-	(156,413)
VII.	FACTORING RECEIVABLES	5.1.7	-	-	-	-	-	-
VIII.	INVESTMENT SECURITIES HELD TO MATURITY (Net)	5.1.8	1,412,476	2,786,458	4,198,934	959,191	3,949,071	4,908,262
8.1	Public sector debt securities		1,412,476	2,740,976	4,153,452	959,191	3,902,051	4,861,242
8.1.1	Government bonds		1,407,089	2,740,976	4,148,065	959,191	3,746,037	4,705,228
8.1.2	Treasury bills		5,387	-	5,387	-	-	-
8.1.3	Other		-	-	-	-	156,014	156,014
8.2	Other securities		-	45,482	45,482	-	47,020	47,020
IX.	INVESTMENTS IN ASSOCIATES (Net)	5.1.9	244,045	4,829	248,874	300,269	4,781	305,050
9.1	Financial investments in associates		-	4,829	4,829	-	4,781	4,781
9.2	Non-Financial investments in associates		244,045	-	244,045	300,269	-	300,269
X.	INVESTMENTS IN SUBSIDIARIES (Net)	5.1.10	1,091,400	289,390	1,380,790	1,082,885	307,993	1,390,878
10.1	Financial investments in subsidiaries		255,443	289,390	544,833	219,572	307,993	527,565
10.2	Non-Financial investments in subsidiaries		835,957	-	835,957	863,313	-	863,313
XI.	OTHER INVESTMENTS (Net)	5.1.11	-	-	-	-	-	-
XII.	FINANCIAL LEASE RECEIVABLES (Net)	5.1.12	-	-	-	-	-	-
12.1	Gross financial lease receivables		-	-	-	-	-	-
12.2	Unearned income (-)		-	-	-	-	-	-
XIII.	RESERVE DEPOSITS		430,261	892,928	1,323,189	280,767	920,465	1,201,232
XIV.	MISCELLANEOUS RECEIVABLES	5.1.13	37,818	16,011	53,829	116,507	4,554	121,061
XV.	ACCRUED INTEREST AND INCOME	5.1.14	187,113	354,809	541,922	246,752	475,652	722,404
15.1	Loans		65,715	121,899	187,614	51,956	141,522	193,478
15.2	Securities		96,892	220,752	317,644	169,395	329,027	498,422
15.3	Other		24,506	12,158	36,664	25,401	5,103	30,504
XVI.	TANGIBLE ASSETS (Net)	5.1.15	1,312,809	2,131	1,314,940	1,373,604	1,959	1,375,563
16.1	Cost		2,019,791	6,012	2,025,803	2,040,493	5,683	2,046,176
16.2	Accumulated Depreciation (-)		(706,982)	(3,881)	(710,863)	(666,889)	(3,724)	(670,613)
XVII.	INTANGIBLE ASSETS (Net)	5.1.16	23,560	6	23,566	28,051	-	28,051
17.1	Goodwill		-	-	-	-	-	-
17.2	Other		66,264	6	66,270	65,151	-	65,151
17.3	Accumulated Amortisation (-)		(42,704)	-	(42,704)	(37,100)	-	(37,100)
XVIII	OTHER ASSETS	5.1.17	323,472	9,773	333,245	446,969	11,617	458,586
	TOTAL ASSETS		11,193,158	13,800,953	24,994,111	9,799,844	14,413,572	24,213,416

Türkiye Garanti Bankası Anonim Şirketi

Balance Sheet

At 30 June 2004

(Billions of Turkish Lira as restated for the effects of inflation in equivalent purchasing power as of 30 June 2004)

	LIABILITIES AND EQUITY	Footnotes	CURRENT PERIOD 30 June 2004			PRIOR PERIOD 31 December 2003		
			TL	FC	Total	TL	FC	Total
I.	**DEPOSITS**	**5.2.1**	**7,066,001**	**9,170,346**	**16,236,347**	**6,203,175**	**9,369,195**	**15,572,370**
1.1	Bank deposits		342,095	615,362	957,457	399,322	304,113	703,435
1.2	Saving deposits		3,629,003	-	3,629,003	3,160,679	-	3,160,679
1.3	Public sector deposits		325,812	-	325,812	8,222	-	8,222
1.4	Commercial deposits		2,515,316	-	2,515,316	2,386,791	-	2,386,791
1.5	Other institutions deposits		253,775	-	253,775	248,161	-	248,161
1.6	Foreign currency deposits		-	8,499,918	8,499,918	-	9,049,820	9,049,820
1.7	Precious metals vault accounts		-	55,066	55,066	-	15,262	15,262
II.	**INTERBANK MONEY MARKET**		**563,315**	**1,183,972**	**1,747,287**	**195,644**	**1,663,256**	**1,858,900**
2.1	Interbank money market takings		-	-	-	-	-	-
2.2	Istanbul Stock Exchange money market takings		70,000	-	70,000	113,543	-	113,543
2.3	Funds provided under repurchase agreements	5.2.2	493,315	1,183,972	1,677,287	82,101	1,663,256	1,745,357
III.	**FUNDS BORROWED**	**5.2.3**	**110,481**	**3,270,318**	**3,380,799**	**101,753**	**3,025,222**	**3,126,975**
3.1	Funds borrowed from the Central Bank of Turkey		-	-	-	-	-	-
3.2	Other funds borrowed		110,481	3,270,318	3,380,799	101,753	3,025,222	3,126,975
3.2.1	Domestic banks and institutions		110,481	75,726	186,207	101,753	85,412	187,165
3.2.2	Foreign banks, institutions and funds		-	3,194,592	3,194,592	-	2,939,810	2,939,810
IV.	**SECURITIES ISSUED (Net)**	**5.2.4**	-	-	-	-	-	-
4.1	Bills		-	-	-	-	-	-
4.2	Asset backed securities		-	-	-	-	-	-
4.3	Bonds		-	-	-	-	-	-
V.	**FUNDS**	**5.2.5**	-	-	-	-	-	-
VI.	**MISCELLANEOUS PAYABLES**	**5.2.6**	**48,792**	**3,788**	**52,580**	**48,419**	**4,156**	**52,575**
VII.	**OTHER EXTERNAL RESOURCES PAYABLE**	**5.2.7**	**82,568**	**508,532**	**591,100**	**91,667**	**433,455**	**525,122**
VIII.	**TAXES AND OTHER DUTIES PAYABLE**	**5.2.8**	**31,336**	**37**	**31,373**	**42,217**	**38**	**42,255**
IX.	**FACTORING PAYABLES**	**5.2.9**	-	-	-	-	-	-
X.	**FINANCIAL LEASE PAYABLES (Net)**	**5.2.10**	**1**	**19,246**	**19,247**	**4**	**21,340**	**21,344**
10.1	Financial lease payables		3	22,460	22,463	8	25,218	25,226
10.2	Deferred financial lease expenses (-)		(2)	(3,214)	(3,216)	(4)	(3,878)	(3,882)
XI.	**ACCRUED INTEREST AND EXPENSES**	**5.2.11**	**112,274**	**55,205**	**167,479**	**134,648**	**122,012**	**256,660**
11.1	Deposits		92,666	21,059	113,725	122,644	20,487	143,131
11.2	Borrowings		6,441	14,517	20,958	8,256	20,935	29,191
11.3	Repurchase agreements		303	8,178	8,481	72	6,590	6,662
11.4	Other		12,864	11,451	24,315	3,676	74,000	77,676
XII.	**PROVISIONS**	**5.2.12**	**100,395**	**6,937**	**107,332**	**100,559**	**6,475**	**107,034**
12.1	General provisions		55,990	2,643	58,633	48,817	2,061	50,878
12.2	Reserve for employee termination benefits		12,070	-	12,070	12,511	-	12,511
12.3	Provisions for income taxes		1,488	-	1,488	1,609	-	1,609
12.4	Insurance technical provisions		-	-	-	-	-	-
12.5	Other provisions		30,847	4,294	35,141	37,622	4,414	42,036
XIII.	**SUBORDINATED LOANS**	**5.2.13**	-	-	-	-	-	-
XIV.	**SHAREHOLDERS' EQUITY**	**5.2.14**	**2,622,068**	**38,499**	**2,660,567**	**2,477,655**	**172,526**	**2,650,181**
14.1	Paid-in capital		822,038	-	822,038	822,038	-	822,038
14.2	Supplementary capital		1,143,583	29,426	1,173,009	1,210,777	172,526	1,383,303
14.2.1	Share premium		-	-	-	-	-	-
14.2.2	Share cancellation profits		-	-	-	-	-	-
14.2.3	Securities value increase fund		(6,594)	29,426	22,832	76,933	172,526	249,459
14.2.4	Revaluation fund		29,565	-	29,565	25,640	-	25,640
14.2.5	Revaluation surplus		16,348	-	16,348	3,940	-	3,940
14.2.6	Other supplementary capital		-	-	-	-	-	-
14.2.7	Capital reserves from inflation adjustments to paid-in capital		1,104,264	-	1,104,264	1,104,264	-	1,104,264
14.3	Profit reserves		445,935	9,073	455,008	-	-	-
14.3.1	Legal reserves		23,884	-	23,884	-	-	-
14.3.2	Status reserves		-	-	-	-	-	-
14.3.3	Extraordinary reserves		420,956	-	420,956	-	-	-
14.3.4	Other profit reserves		1,095	9,073	10,168	-	-	-
14.4	Profit or loss		210,512	-	210,512	444,840	-	444,840
14.4.1	Prior periods income/loss		-	-	-	118,808	-	118,808
14.4.2	Current period income/loss		210,512	-	210,512	326,032	-	326,032
	TOTAL LIABILITIES AND EQUITY		**10,737,231**	**14,256,880**	**24,994,111**	**9,395,741**	**14,817,675**	**24,213,416**

Türkiye Garanti Bankası Anonim Şirketi

Off-Balance Sheet Items

At 30 June 2004

(Billions of Turkish Lira as restated for the effects of inflation in equivalent purchasing power as of 30 June 2004)

	OFF-BALANCE SHEET ITEMS	Footnotes	CURRENT PERIOD 30 June 2004 TL	CURRENT PERIOD 30 June 2004 FC	CURRENT PERIOD 30 June 2004 Total	PRIOR PERIOD 31 December 2003 TL	PRIOR PERIOD 31 December 2003 FC	PRIOR PERIOD 31 December 2003 Total
A.	**OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III)**		**8,793,759**	**10,880,553**	**19,674,312**	**7,196,424**	**12,311,221**	**19,507,645**
I.	**GUARANTEES**	**5.4.1**	**1,463,224**	**4,830,978**	**6,294,202**	**1,341,153**	**4,222,932**	**5,564,085**
1.1.	Letters of guarantee		1,463,224	2,802,422	4,265,646	1,341,153	2,492,528	3,833,681
1.1.1.	Guarantees subject to State Tender Law		1,463,224	-	1,463,224	1,341,153	-	1,341,153
1.1.2.	Guarantees given for foreign trade operations		-	2,802,422	2,802,422	-	2,492,528	2,492,528
1.1.3.	Other letters of guarantee		-	-	-	-	-	-
1.2.	Bank acceptances		-	609,945	609,945	-	563,969	563,969
1.2.1.	Import letter of acceptance		-	609,945	609,945	-	563,969	563,969
1.2.2.	Other bank acceptances		-	-	-	-	-	-
1.3.	Letters of credit		-	1,418,611	1,418,611	-	1,144,935	1,144,935
1.3.1.	Documentary letters of credit		-	1,418,611	1,418,611	-	1,144,935	1,144,935
1.3.2.	Other letters of credit		-	-	-	-	-	-
1.4.	Prefinancing given as guarantee		-	-	-	-	21,500	21,500
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.	Other endorsements		-	-	-	-	-	-
1.6.	Purchase guarantees for securities issued		-	-	-	-	-	-
1.7.	Factoring related guarantees		-	-	-	-	-	-
1.8.	Other sureties		-	-	-	-	-	-
1.9.	Other collaterals							
II.	**COMMITMENTS**		**6,597,422**	**365,372**	**6,962,794**	**5,676,690**	**1,157,072**	**6,833,762**
2.1.	Irrevocable commitments		6,597,422	365,372	6,962,794	5,676,690	1,157,072	6,833,762
2.1.1.	Asset purchase commitments		18,196	289,490	307,686	-	1,076,327	1,076,327
2.1.2.	Deposit purchase and sales commitments		-	-	-	-	-	-
2.1.3.	Share capital commitment to associates and subsidiaries		18,758	591	19,349	31,524	611	32,135
2.1.4.	Loan granting commitments		-	-	-	757,525	-	757,525
2.1.5.	Securities issue brokerage commitments		-	-	-	-	-	-
2.1.6.	Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.7.	Commitments for cheque payments		865,298	-	865,298	-	-	-
2.1.8.	Tax and fund obligations on export commitments		-	-	-	-	-	-
2.1.9.	Commitments for credit card limits		5,687,000	-	5,687,000	4,877,292	-	4,877,292
2.1.10.	Receivables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.11.	Payables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.12.	Other irrevocable commitments		8,170	75,291	83,461	10,349	80,134	90,483
2.2.	Revocable commitments		-	-	-	-	-	-
2.2.1.	Revocable loan granting commitments		-	-	-	-	-	-
2.2.2.	Other revocable commitments		-	-	-	-	-	-
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**	**5.4.2**	**733,113**	**5,684,203**	**6,417,316**	**178,581**	**6,931,217**	**7,109,798**
3.1.	Forward foreign currency purchases/sales		89,014	139,128	228,142	80,336	378,309	458,645
3.1.1.	Forward foreign currency purchases		30,324	83,581	113,905	40,466	188,189	228,655
3.1.2.	Forward foreign currency sales		58,690	55,547	114,237	39,870	190,120	229,990
3.2.	Currency and interest rate swaps		520,774	5,071,427	5,592,201	57,853	6,088,691	6,146,544
3.2.1.	Currency swaps-purchases		151,744	2,666,819	2,818,563	1,071	3,120,088	3,121,159
3.2.2.	Currency swaps-sales		369,030	2,397,987	2,767,017	56,782	2,968,603	3,025,385
3.2.3.	Interest rate swaps-purchases		-	2,748	2,748	-	-	-
3.2.4.	Interest rate swaps-sales		-	3,873	3,873	-	-	-
3.3.	Currency, interest rate and securities options		123,325	268,276	391,601	40,392	280,991	321,383
3.3.1.	Currency options-purchases		91,810	31,956	123,766	34,063	6,152	40,215
3.3.2.	Currency options-sales		31,515	162,470	193,985	6,329	30,538	36,867
3.3.3.	Interest rate options-purchases		-	-	-	-	152,688	152,688
3.3.4.	Interest rate options-sales		-	-	-	-	91,613	91,613
3.3.5.	Securities options-purchases		-	73,850	73,850	-	-	-
3.3.6.	Securities options-sales		-	-	-	-	-	-
3.4.	Currency futures		-	177,240	177,240	-	183,226	183,226
3.4.1.	Currency futures-purchases		-	88,620	88,620	-	91,613	91,613
3.4.2.	Currency futures-sales		-	88,620	88,620	-	91,613	91,613
3.5.	Interest rate futures		-	-	-	-	-	-
3.5.1.	Interest rate futures-purchases		-	-	-	-	-	-
3.5.2.	Interest rate futures-sales		-	-	-	-	-	-
3.6.	Others		-	28,132	28,132	-	-	-
B.	**CUSTODY AND PLEDGED ITEMS (IV+V+VI)**	**5.4.3**	**36,918,986**	**53,385,312**	**90,304,298**	**24,260,783**	**39,545,458**	**63,806,241**
IV.	**ITEMS HELD IN CUSTODY**		**14,138,934**	**4,941,823**	**19,080,757**	**10,861,211**	**2,882,342**	**13,743,553**
4.1.	Customers' securities held		382	3,648,840	3,649,222	413	1,485	1,898
4.2.	Investment securities held in custody		12,494,973	967,769	13,462,742	9,520,170	2,531,664	12,051,834
4.3.	Checks received for collection		1,388,781	106,877	1,495,658	1,092,303	149,269	1,241,572
4.4.	Commercial notes received for collection		247,792	211,146	458,938	159,323	173,531	332,854
4.5.	Other assets received for collection		236	1,531	1,767	255	1,626	1,881
4.6.	Assets received for public offering		-	-	-	-	3	3
4.7.	Other items under custody		6,770	5,660	12,430	88,747	24,764	113,511
4.8.	Custodians		-	-	-	-	-	-
V.	**PLEDGED ITEMS**		**22,780,052**	**48,443,489**	**71,223,541**	**13,399,572**	**36,663,116**	**50,062,688**
5.1.	Securities		181,469	69	181,538	225,792	74	225,866
5.2.	Guarantee notes		1,837,265	3,203,794	5,041,059	1,298,089	3,043,811	4,341,900
5.3.	Commodities		2,317	-	2,317	2,674	-	2,674
5.4.	Warranties		-	-	-	-	-	-
5.5.	Immovables		2,320,369	2,053,488	4,373,857	2,086,108	1,633,108	3,719,216
5.6.	Other pledged items		18,438,462	43,179,972	61,618,434	9,786,725	31,979,681	41,766,406
5.7.	Pledged items-depository		170	6,166	6,336	184	6,442	6,626
VI.	**CONFIRMED BILLS OF EXCHANGE AND SURETIES**		-	-	-	-	-	-
	TOTAL OFF-BALANCE SHEET ITEMS (A+B)		**45,712,745**	**64,265,865**	**109,978,610**	**31,457,207**	**51,856,679**	**83,313,886**

Türkiye Garanti Bankası Anonim Şirketi
Statement of Operations
For the six-month and three-month periods ended 30 June 2004
(Billions of Turkish Lira as resatated for the effects of
inflation in equivalent purchasing power as of 30 June 2004)

	INCOME AND EXPENSE ITEMS	Footnotes	CURRENT PERIOD 30 June 2004	PRIOR PERIOD 30 June 2003	CURRENT PERIOD 1 April 2004 30 June 2004	PRIOR PERIOD 1 April 2003 30 June 2003
I.	**INTEREST INCOME**	5.3.1	**1,481,600**	**1,172,815**	797,997	362,054
1.1	Interest on loans		625,261	541,711	327,458	264,103
1.1.1	Interest on TL loans		460,456	375,596	226,397	209,272
1.1.1.1	Short term loans		451,251	369,535	220,453	206,893
1.1.1.2	Medium and long term loans		9,205	6,061	5,944	2,379
1.1.2	Interest on foreign currency loans		162,434	156,116	99,595	52,042
1.1.2.1	Short term loans		63,306	53,335	41,089	17,200
1.1.2.2	Medium and long term loans		99,128	102,781	58,506	34,842
1.1.3	Interest on loans under follow-up		2,371	9,999	1,466	2,789
1.1.4	Premiums received from Resource Utilisation Support Fund		-	-	-	-
1.2	Interest received from reserve deposits		29,714	34,363	14,229	17,284
1.3	Interest received from banks		10,295	16,895	5,486	8,214
1.3.1	The Central Bank of Turkey		3,911	5,215	1,841	2,948
1.3.2	Domestic banks		1,496	3,441	828	1,405
1.3.3	Foreign banks		4,888	8,239	2,817	3,861
1.4	Interest received from money market transactions		312	4,306	312	807
1.5	Interest received from marketable securities portfolio		786,981	556,773	439,529	63,222
1.5.1	Trading securities		83,194	13,446	62,072	9,315
1.5.2	Available-for-sale securities		342,907	145,801	132,877	56,899
1.5.3	Held to maturity securities		360,880	397,526	244,580	(2,992)
1.6	Other interest income		29,037	18,767	10,983	8,424
II.	**INTEREST EXPENSE**	5.3.2	**(820,652)**	**(1,217,165)**	**(403,494)**	**(621,413)**
2.1	Interest on deposits		(689,122)	(992,711)	(342,120)	(498,366)
2.1.1	Bank deposits		(33,110)	(61,259)	(18,741)	(36,122)
2.1.2	Saving deposits		(365,205)	(552,828)	(178,093)	(286,604)
2.1.3	Public sector deposits		(101)	(187)	(71)	(97)
2.1.4	Commercial deposits		(189,635)	(246,692)	(127,033)	(111,821)
2.1.5	Other institutions deposits		(17,550)	(11,760)	(13,400)	(5,230)
2.1.6	Foreign currency deposits		(83,467)	(119,968)	(4,749)	(58,502)
2.1.7	Precious metals vault accounts		(54)	(17)	(33)	10
2.2	Interest on money market transactions		(73,550)	(134,480)	(32,773)	(91,063)
2.3	Interest on funds borrowed		(54,826)	(89,208)	(26,702)	(31,838)
2.3.1	The Central Bank of Turkey		-	-	-	-
2.3.2	Domestic banks		(13,953)	(38,133)	(5,461)	(12,083)
2.3.3	Foreign banks		(40,873)	(51,075)	(21,241)	(19,755)
2.3.4	Foreign branches		-	-	-	-
2.3.5	Other financial institutions		-	-	-	-
2.4	Interest on securities issued		-	-	-	-
2.5	Other interest expense		(3,154)	(766)	(1,899)	(146)
III.	**NET INTEREST INCOME (I - II)**		**660,948**	**(44,350)**	**394,503**	**(259,359)**
IV.	**NET FEES AND COMMISSIONS INCOME**		**236,688**	**203,528**	**122,339**	**102,461**
4.1	Fees and commissions received		334,359	307,887	173,901	159,779
4.1.1	Cash loans		24,891	20,090	13,683	11,042
4.1.2	Non-cash loans		29,239	30,482	14,686	14,464
4.1.3	Other		280,229	257,315	145,532	134,273
4.2	Fees and commissions paid		(97,671)	(104,359)	(51,562)	(57,318)
4.2.1	Cash loans		(11,583)	(4,712)	(6,093)	(2,274)
4.2.2	Non-cash loans		(188)	(175)	(83)	(84)
4.2.3	Other		(85,900)	(99,472)	(45,386)	(54,960)
V.	**DIVIDEND INCOME**		**1,147**	**60**	**1,147**	**60**
5.1	Trading securities		-	-	-	-
5.2	Available-for-sale securities		1,147	60	1,147	60
VI.	**NET TRADING INCOME/LOSS**		**(54,879)**	**339,702**	**(174,799)**	**452,084**
6.1	Profit/losses on trading account securities (Net)		65,809	246,583	10,613	145,646
6.1.1	Profit on trading account securities		178,013	294,638	76,688	169,588
6.1.1.1	Profit on derivatives		70,952	51,766	46,047	30,034
6.1.1.2	Others		107,061	242,872	30,641	139,554
6.1.2	Losses on trading account securities (-)		(112,204)	(48,055)	(66,075)	(23,942)
6.1.2.1	Losses on derivatives		(31,042)	(24,958)	(15,783)	(11,382)
6.1.2.2	Others		(81,162)	(23,097)	(50,292)	(12,560)
6.2	Foreign exchange gains/losses (Net)		(120,688)	93,119	(185,412)	306,438
6.2.1	Foreign exchange gains		1,487,615	2,823,228	611,482	1,386,349
6.2.2	Foreign exchange losses (-)		(1,608,303)	(2,730,109)	(796,894)	(1,079,911)
VII.	**OTHER OPERATING INCOME**	5.3.3	**41,934**	**67,664**	**33,872**	**42,929**
VIII.	**TOTAL OPERATING PROFIT (III+IV+V+VI+VII)**		**885,838**	**566,604**	**377,062**	**338,175**
IX.	**PROVISION FOR LOAN LOSSES OR OTHER RECEIVABLES (-)**	5.3.4	**(143,374)**	**(79,209)**	**(67,865)**	**(10,477)**
X.	**OTHER OPERATING EXPENSES (-)**	5.3.5	**(458,137)**	**(443,188)**	**(222,424)**	**(239,801)**
XI.	**NET OPERATING PROFIT/LOSS (VIII-IX-X)**		**284,327**	**44,207**	**86,773**	**87,897**
XII.	**INCOME/LOSSES FROM ASSOCIATES AND SUBSIDIARIES**	5.3.6	**18,217**	**25,998**	**4,956**	**7,072**
XIII.	**GAIN/LOSS ON NET MONETARY POSITION**		**4,468**	**51,022**	**(1,850)**	**1,923**
XIV.	**PROFIT/LOSS BEFORE TAXES (XI+XII+XIII)**		**307,012**	**121,227**	**89,879**	**96,892**
XV.	**PROVISION FOR TAXES ON INCOME (-)**		**(96,500)**	**5,527**	**(26,950)**	**46**
XVI.	**NET OPERATING PROFIT/LOSS AFTER TAXES (XIV-XV)**		**210,512**	**126,754**	**62,929**	**96,938**
XVII.	**EXTRAORDINARY INCOME/EXPENSE AFTER TAXES**	5.3.7	-	-	-	-
17.1	Extraordinary net income/expense before taxes		-	-	-	-
17.1.1	Extraordinary income		-	-	-	-
17.1.2	Extraordinary expense (-)		-	-	-	-
17.2	Provision for taxes on extraordinary income		-	-	-	-
XVIII.	**NET PROFIT/LOSS (XVI+XVII)**	5.3.8	**210,512**	**126,754**	**62,929**	**96,938**
	EARNINGS PER SHARE (full TL amount per TL'000 face value each)		**256**	**154**	**77**	**118**

Türkiye Garanti Bankası Anonim Şirketi
Statement of Cash Flows
For the Six-Month Period Ended 30 June 2004
(Billions of Turkish Lira as restated for the effects of inflation in equivalent purchasing power as of 30 June 2004)

	STATEMENT OF CASH FLOWS	Footnotes	CURRENT PERIOD 30 June 2004	PRIOR PERIOD 30 June 2003
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	1.1. Operating profit before changes in operating assets and liabilities		696,986	614,973
1.1.1	Interest received		1,662,082	1,659,430
1.1.2	Interest paid		(908,558)	(1,208,164)
1.1.3	Dividend received		19,364	26,058
1.1.4	Fees and commissions received		236,688	203,528
1.1.5	Other income		82,854	287,439
1.1.5	Collections from previously written off loans and other receivables		-	-
1.1.6	Payments to personnel and service suppliers		(403,677)	(387,884)
1.1.7	Taxes paid		-	-
1.1.8	Extaordinary items		-	-
1.1.9	Other	5.6.1	8,233	34,566
1.2	Changes in operating assets and liabilities		(1,084,278)	(1,957,461)
1.2.1	Net (increase) decrease in trading securities		159,763	679,129
1.2.2	Net (increase) decrease in due from banks and other financial institutions		3,103	(150,502)
1.2.3	Net (increase) decrease in loans		(2,099,167)	517,493
1.2.4	Net (increase) decrease in other assets		(25,884)	230,541
1.2.5	Net increase (decrease) in bank deposits		254,022	421,226
1.2.6	Net increase (decrease) in other deposits		409,955	(2,383,512)
1.2.7	Net increase (decrease) in funds borrowed		142,211	(1,104,124)
1.2.8	Net increase (decrease) in matured payables		-	-
1.2.9	Net increase (decrease) in other liabilities	5.6.1	71,719	(167,712)
I.	**Net cash provided from banking operations**		**(387,292)**	**(1,342,488)**
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	**Net cash used in investing activities**		**1,122,664**	**15,495**
2.1	Cash paid for purchase of investments, associates and subsidiaries	5.6.2	(31,955)	(174,875)
2.2	Cash obtained from sale of investments, associates and subsidiaries	5.6.3	-	1,377
2.3	Fixed assets purchases		(18,060)	(61,486)
2.4	Fixed assets sales		25,446	36,588
2.5	Cash paid for purchase of investments available for sale		437,905	(856,031)
2.6	Cash obtained from sale of investments available for sale		-	-
2.7	Cash paid for purchase of investment securities		709,328	1,069,922
2.8	Cash obtained from sale of investment securities		-	-
2.9	Extraordinary items		-	-
2.10	Other		-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	**Net cash used in financing activities**		**(1,275)**	**(679)**
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Capital increase		-	-
3.4	Dividends paid		-	-
3.5	Payments for finance leases		(1,275)	(679)
3.6	Extraordinary items		-	-
3.7	Other	5.6.1	-	-
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**	5.6.1	**(101,771)**	**119,927**
V.	**Net increase (decrease) in cash and cash equivalents (I+II+III+IV)**		**632,326**	**(1,207,745)**
VI.	**Cash and cash equivalents at beginning of period**	5.6.4	**870,756**	**2,114,330**
VII.	**Cash and cash equivalents at end of period (V+VI)**	5.6.5	**1,503,082**	**906,585**

(Convenience Translation of Financial Statements Originally Issued in Turkish - See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi

Statement of Changes in Shareholders' Equity

For the Six-Month Period Ended 30 June 2004

(Billions of Turkish Lira as restated for the effects of inflation in equivalent purchasing power as of 30 June 2004)

	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Footnotes	Paid-In Capital	Capital Reserves from Inflation Adjustments to Paid-In Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Profit/(Loss)	Prior Period Profit/(Loss)	Revaluation Fund	Revaluation Surplus	Securities Value Increase Fund	Total
	PRIOR PERIOD (30/06/2003)															
I.	**Balances at beginning of period**		791,748	1,101,720	-	-	-	-	-	348	-	151,641	2,344	2,665	17,478	2,067,944
II.	**Effect of changes in accounting policies**		-	-	-	-	-	-	-	-	-	-	-	-	-	-
III.	***Adjusted balances at beginning of period (I+II)***		791,748	1,101,720	-	-	-	-	-	348	-	151,641	2,344	2,665	17,478	2,067,944
IV.	**Current period net profit**		-	-	-	-	-	-	-	-	126,754	-	-	-	-	126,754
V.	**Profit distribution**		-	-	-	-	-	-	-	-	-	-	-	-	-	-
5.1.	Dividends		-	-	-	-	-	-	-	-	-	-	-	-	-	
5.2.	Transferred to legal reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	
5.3.	Others		-	-	-	-	-	-	-	-	-	-	-	-	-	
VI.	**Capital increase**		30,290	2,544	-	-	-	-	-	-	-	(32,834)	-	-	-	-
6.1.	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	
6.2.	Revaluation Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	
6.3.	Revaluation Surplus		-	-	-	-	-	-	-	-	-	-	-	-	-	
6.4.	Securities Value Increase Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	
6.5.	Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	
6.6.	Issuance of share certificates		30,290	2,544	-	-	-	-	-	-	-	(32,834)	-	-	-	
6.7.	Foreign exchange differences		-	-	-	-	-	-	-	-	-	-	-	-	-	
6.8.	Others		-	-	-	-	-	-	-	-	-	-	-	-	-	
VII.	**Bonds transfered to share certificates**		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII.	**Revaluation increment**		-	-	-	-	-	-	-	-	-	-	6,909	381	7,872	15,162
IX.	**Foreign exchange differences**		-	-	-	-	-	-	-	(1,205)	-	-	-	-	-	(1,205)
	Balances at end of period (III+IV+V+VI+VII+VIII+IX		822,038	1,104,264	-	-	-	-	-	(857)	126,754	118,807	9,253	3,046	25,350	2,208,655
	CURRENT PERIOD (30/06/2004)															
I.	***Balances at beginning of period***		822,038	1,104,264	-	-	-	-	-	-	-	444,840	25,640	3,940	249,459	2,650,181
	Increases during the period		-	-	-	-	-	-	-	7,777	-	-	-	-	(226,627)	(218,850)
II.	**"Available-for-sale" securities**	5.5.1.1	-	-	-	-	-	-	-	-	-	-	-	-	(221,598)	(221,598)
2.1.	Net fair value gains/losses		-	-	-	-	-	-	-	-	-	-	-	-	(221,598)	(221,598)
III.	**Investments in associates and subsidiaries**		-	-	-	-	-	-	-	-	-	-	-	-	(5,029)	(5,029)
3.1.	Net fair value gains/losses		-	-	-	-	-	-	-	-	-	-	-	-	(5,029)	(5,029)
IV.	***Cash flow hedges***	5.5.1.2	-	-	-	-	-	-	-	7,777	-	-	-	-	-	7,777
4.1.	Net fair value gains/losses		-	-	-	-	-	-	-	7,777	-	-	-	-	-	7,777
	Transfers		-	-	-	-	23,884	-	420,956	2,391	210,512	(444,840)	3,925	12,408	-	229,236
V.	***"Available-for-sale" securities***		-	-	-	-	-	-	-	-	-	-	-	-	-	-
5.1.	Transferred to net profit		-	-	-	-	-	-	-	-	-	-	-	-	-	
VI.	**Investments in associates and subsidiaries**		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.1.	Net fair value gains/losses		-	-	-	-	-	-	-	-	-	-	-	-	-	
VII.	***Cash flow hedges***		-	-	-	-	-	-	-	-	-	-	-	-	-	-
7.1.	Transferred to net profit		-	-	-	-	-	-	-	-	-	-	-	-	-	
7.2.	Transferred to net assets		-	-	-	-	-	-	-	-	-	-	-	-	-	
VIII.	***Current period net profit***		-	-	-	-	-	-	-	-	210,512	-	-	-	-	210,512
IX.	**Profit distribution**		-	-	-	-	23,884	-	420,956	-	-	(444,840)	-	-	-	-
9.1.	Dividends	5.5.3	-	-	-	-	-	-	-	-	-	-	-	-	-	
9.2.	Transferred to legal reserves	5.5.4	-	-	-	-	23,884	-	420,956	-	-	(444,840)	-	-	-	
9.3.	Others	5.5.5	-	-	-	-	-	-	-	-	-	-	-	-	-	
X.	**Capital increase**		-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.1.	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	
10.2.	Revaluation Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	
10.3.	Revaluation Surplus		-	-	-	-	-	-	-	-	-	-	-	-	-	
10.4.	Securities Value Increase Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	
10.5.	Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	
10.6.	Issuance of share certificates		-	-	-	-	-	-	-	-	-	-	-	-	-	
10.7.	Foreign exchange differences		-	-	-	-	-	-	-	-	-	-	-	-	-	
10.8.	Others		-	-	-	-	-	-	-	-	-	-	-	-	-	
XI.	***Bonds transfered to share certificates***		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII.	**Revaluation increment**		-	-	-	-	-	-	-	-	-	-	3,925	12,408	-	16,333
XIII.	**Foreign exchange differences**	5.5.1.3	-	-	-	-	-	-	-	2,391	-	-	-	-	-	2,391
	Balances at end of period (I+II+III+IV+V+VI+VII+VIII+IX+X+XI+XII+XIII)		822,038	1,104,264	-	-	23,884	-	420,956	10,168	210,512	-	29,565	16,348	22,832	2,660,567

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

2 General Information about the Bank

2.1 Activities of the Bank

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 323 domestic branches, three foreign branches and five representative offices abroad. The Bank's head office is located in Istanbul.

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- Operating attorneyship, insurance agency, brokerage and freight businesses in relation with banking activities,
- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by official and private institutions,
- Developing economical and financial relations with foreign organizations,
- Dealing with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than above stated beneficial to the Bank, it is suggested in general meeting, and launching the related project depends on the decision taken during the General Assembly which results the change in Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. The main sources for lendings to customers are deposits. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

2.2 Holding company and group

Group of Companies under Doğuş Holding AŞ that currently owns 55.08% shares of the Bank, is named as the Doğuş Group (the Group).

Doğuş Group was established in 1951 as a construction and contracting firm. Today it is operating in a variety of businesses consisting of financial services, automotive, retail, tourism and service sectors with more than 16,000 employees.

The Group already operates partnerships and has distribution, management and franchise agreements with internationally recognized brand names, such as Volkswagen, Audi, Porsche, Seat, Scania, Skoda, Jeeves, Armani, Gucci and CNBC.

In the construction sector, the Group has an important role in projects such as Araklı-İyidere, Çukurova, Sinop-Boyabat, Asilah-Tanger motorways, Yusufeli and Aslancık dams.

The Group has tourism investments such as Sheraton Voyager, Club Aldiana and Paradise Apart Otel and five marinas which are adjudicated by "build, operate and transfer model" such as Dalaman, Bodrum, Antalya.

The investments of the Group in the financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Garanti Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Ödeme Sistemleri AŞ, Garanti Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

3 Accounting policies

3.1 Disclosures on presentation principles

The Bank keeps its accounting records and prepares its financial statements and the related footnotes in accordance with accounting and valuation standards as described in Article 13 of "Accounting and Recording Rules" of the Turkish Banking Law no.4389, and "Regulation on Accounting Standards" published by the Banking Regulation and Supervision Agency (BRSA) which has been in effect since 1 October 2002.

The accompanying unconsolidated financial statements are prepared in accordance with the historical cost basis as adjusted for the effects of inflation on Turkish Lira based on the conversion factors derived from the Turkish countrywide wholesale price index published by the State Institute of Statistics at the balance sheet date except for trading securities, investment securities available for sale, investments, associates and subsidiaries quoted on the stock exchanges and assets held for resale which are presented on a fair value basis.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IFRS.

3.2 Forwards, options and other derivative transactions

The derivative transactions mainly consist of foreign currency and interest rate swaps and forward foreign currency purchase/sale contacts. The Bank does not have any embedded derivatives.

According to Article 1 of the "Regulation on Accounting Standards", Accounting Standard for Financial Instruments; forward foreign currency purchases/sales, swaps, options and futures are classified "hedging purposes" and "trading purposes". Derivatives are recorded at their purchase costs including the transaction costs. Subsequently, the derivative transactions are valued at their fair values and value increases/decreases are recorded under Accrued Interest and Income or Accrued Interest and Expenses, respectively. The subsequent fair value differences are recorded under Statements of Operations for trading derivatives and under Shareholders' Equity for hedging derivatives.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

3.3 Netting of financial instruments

In cases where the fair values of trading securities, investment securities available-for-sale, securities quoted at the stock exchanges, associates and subsidiaries are under their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

The Bank provides specific allowances for loan and other receivables in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. The allowances are recorded under "Loans" as negative balances on the assets side.

Otherwise, the financial assets and liabilities are netted off only for the cases legally applicable.

3.4 Interest income and expenses

Interest income and expenses are recorded on an accrual basis of accounting. Currency differences of foreign currency-indexed loans and securities are recorded under interest income if they are positive but under foreign exchange losses if negative. The interest income accruals on non-performing loans are not recognised as income until collection.

3.5 Fees and commissions

Fees and commissions received and paid, other fees and commissions paid to financial institutions, incomes derived from agreements and asset purchases from third parties are recognized as income only when collected.

3.6 Trading securities

Trading securities are valued at their fair values and gain/loss arising is recorded in the statement of operations. However, securities for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones without a fixed maturity. Interest income derived from the trading securities are included in interest income, in case of sale before maturity, all the gain/losses are recorded under trading account income/loss.

3.7 Repurchase and resale agreements

Securities sold under repurchase agreements are recorded on the balance sheet since 1 February 2002 in accordance with the changes in the Uniform Chart of Accounts for Banks in compliance with the Letter issued by the BRSA, BDDK.DZM.2/13-1382. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. Funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Securities purchased under resale agreements are classified under "Money Market Securities" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.8 Investment securities held-to-maturity, investment securities available for sale and originated loans and receivables

Held-to-maturity securities are financial assets with fixed maturities and pre-determined payment schedules that the Bank has the intent and ability to hold until maturity, excluding originated loans and receivables.

Investment securities available-for-sale, are financial assets other than securities held for trading purposes, securities held-to-maturity and originated loans and receivables

Originated loan and receivables are financial assets raised by the Bank providing money, commodity and services to debtors.

Securities are recorded at their purchase costs including the transaction costs. Subsequently, the investment securities available-for-sale are valued at their fair values. However, securities for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones without a fixed maturity. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the statement of operations. Held-to-maturity securities and originated loans are recorded using discounting method with internal rate of return after deducting impairments, if any.

There are no financial assets that are not allowed to be classified as investment securities held-to-maturity due to any violations in applications.

Interest earned on investment securities held-to-maturity are recognized as interest income.

Purchase and sale transactions of investment securities held-to-maturity are accounted at delivery dates.

Before the "Regulation on Accounting Standards" come into force, the Bank used to account for investment securities held-to-maturity in compliance with the "Uniform Chart of Accounts for Banks."

3.9 Originated loans and receivables and specific provisions

Originated loans and receivables are recorded at their purchase costs and valued using discounting method with internal rate of return in the subsequent periods.

The Bank provides allowances for non-performing loans that are deducted from the current period profit. The provisioning is provided by the Bank's management against potential losses that may arise in the future and based on the quality of the loan portfolio and potential risk factors including, economic and other related factors.

The Bank provides specific allowances for loans in Groups III, IV and V and general provision for other cash and non-cash loans in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables as described in Paragraph 11 of Article 3 and Paragraph 12 of Article 11 of the Turkish Banking Law no.4389 as amended by Act No.4672 as published in the Official Gazette

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

no.24448 dated 30 June 2001, and in accordance with the amendment to the above regulation as republished in the Official Gazette no.24657 dated 31 January 2002.

The allowances are released from the statement of operations through credit entries to "provision for loan losses or other receivables" for the current period allowances released, and credited to "other operating income" for the prior period allowances recovered.

3.10 Goodwill and other intangible assets

The Bank's intangible assets consist of pre-operating expenses.

The cost of the intangible assets are restated from the purchasing dates to the balance sheet date and amortised over the estimated useful lives on a straight-line basis.

Estimated useful lives of the Bank's intangible assets are 5-10 years, and amortisation rates are 10-20 %.

3.11 Tangible assets

The cost of the tangible assets is restated from the purchasing dates to the balance sheet date. The effects of revaluation made according to the related legislation, is reversed before restatements. The tangible assets are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. For the cases where the restated values of the tangible assets are higher than their fair values, a provision for impairment is allocated for the excesses over the fair values in accordance with materiality and prudence principles.

Sale income/losses on the tangible assets are calculated as the difference between the net restated value and the net sales revenue and recorded in the statement of operations or under the shareholders equity for transfers to paid-in capital.

Maintenance and repair costs are recorded as expense.

There are no restrictions like pledges, mortgages or any other restriction on tangible assets.

In accounting estimates, there are no changes expected to be influential in the current or subsequent periods.

Depreciation rates and estimated useful lives are:

Tangible assets	Estimated useful lives (years)	Depreciation rates (%)
Buildings	50	2
Vault	20-50	2-5
Motor vehicles	5-7	15-20
Other tangible assets	4-20	5-25

3.12 Leasing activities

The maximum period of leasing agreements is 4 years. Leased assets are recognized by recording an asset and liability. In determination of asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

Depreciation is calculated in compliance with the same principle as for the tangible assets.

In cases where impairments incur on leased assets or the expected future benefits of the assets are lower than their restated values, the book values of such leased assets are reduced to their net realizable values.

In operating leases, the rent payments are charged to the statement of operations in equal instalments.

3.13 Provisions and Contingencies

Provision requirements other than the specific and general provisions for loans and other receivables are assessed in compliance with the statement no.8 "Accounting Standard for Allowances, Contingent Liabilities and Assets" of the "Regulation on Accounting Standards".

A general provision was reserved in the current period against potential risks in the future.

Provisions made during the period are recorded under " Provision for Loan Losses or Other Receivables"; the provisions realized are recorded under " Other Operating Income".

3.14 Commitments for personnel rights

Personnel rights are accounted in compliance with the statement no.10, "Accounting Standard on Bank's Personnel Rights" of the "Regulation on Accounting Standards".

No provision is allocated in the accompanying financial statements for the Bank's Pension Fund (the Fund), "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı". There have not been any payments made by the Bank to this institution in order to cover its deficits. The Bank management believes that this institution is capable of meeting its liabilities without the Bank's support.

Actuary audit has been finalised in compliance with the statement no.10 of the "Regulation on Accounting Standards" for Retirement Trust Fund founded under Social Security Law no. 506, the temporary clause 20. According to actuary audit report, the Fund did not have any actuary deficit as of 31 December 2003.

3.15 Taxation

Corporate income tax is levied at the rate of 30% on the corporate income tax base, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes for the period ended 31 March 2004. If there is no dividend distribution planned, no further tax charges are made. However, in accordance with the Law no. 5035, announced on 2 January 2004 as published on the Official Gazette no. 25334, the corporation tax rate that will be applied on the income of the year 2004 is determined as 33%.

Dividends paid to the resident institutions and the institutions working through local offices or representatives are not subject to withholding tax. All other dividend distributions are subject to a withholding tax of 10%. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

In accordance with the tax legislation, prepaid tax are paid on the tax base calculated on the quarterly earnings of the companies at the rate of 30% (33% for the year 2004) on the 17th of the second month following each quarter upon the declaration submitted on the 10th of the same month. These payments can be deducted from the annual corporate tax calculated for the whole year earnings. Such prepaid taxes can be offsetted against any other payables to the government.

According to the tax legislation, tax losses can be carried forward to offset against future taxable income for up to 5 years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns within four months following the close of the accounting year to which they relate. Tax returns are open for 5 years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

Deferred tax assets and liabilities are recognized, using the liability method, on all taxable temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except for differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

The new tax legislation requiring the application of inflationary accounting is effective from 1 January 2004 as per the Law no.5024 published in the Official Gazette dated 30 December 2003 with no.25332. According to the new tax legislation, the corporate tax will be calculated considering the effects of inflation accounting adjustments if the increase in wholesale price index is higher than 100% for the last 36 months and 10% for the last 12 months. At the end of each quarterly "temporary tax computation" periods, such indices will be reviewed to assess the necessity for the application of inflationary accounting; and if it is concluded as necessary, the calculations will be revised to include the effects of the inflationary accounting not only for the current period but for the whole year including the prior quarterly "temporary tax" periods retrospectively.

As of 30 June 2004, such indices were 110.31% and 10.53% for the last 36 months and 12 months, respectively. Therefore, as of 30 June 2004 the Bank calculated its tax provision considering the inflation accounting adjustments for the six-month period.

3.16 Funds borrowed

The Bank generates funds from domestic and foreign sources. The funds from foreign sources are mainly in the form of syndications and securitizations. The funds received are recorded at their purchase costs and valuated by the discounting method with internal rate of return.

There are no convertible bonds or any other securities issued.

3.17 Paid-in capital and treasury stocks

Operation costs related to issue of share certificates are deducted from the shareholders' equity. Payment of dividend is declared at the General Assembly following the balance sheet date.

3.18 Acceptances

Acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts, if any.

3.19 Government incentives

As of 30 June 2004, the Bank does not have any government incentives or aids.

3.20 Segment reporting

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4 Financial position and results of operations

4.1 Strategy for financial instruments and foreign currency operations

4.1.1 Strategy for financial instruments

The liability side of the Bank's balance sheet is intensively composed of short-term deposits in parallel with the general trend in the banking sector. In addition to deposits, the Bank has access to longer-term borrowings via the foreign currency borrowings in abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank is keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The Bank's widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are some of effective tools in the realisation of this strategy. For this purpose, serving customers new products and services continuously and reaching the customers satisfaction are very important.

Another influential factor in the management of the interest and liquidity risk on balance sheet, is product diversification both on asset and liability sides.

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

4.1.2 Foreign currency operations

Foreign exchange gains and losses arising from foreign currency operations are recorded at transaction dates. At the end of the period, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss.

In the currency conversion of the financial statements of the Bank's foreign branches, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for statement of operations. All foreign currency differences arising from this convertion, are classified to profit reserves under the shareholders' equity.

Foreign currency differences arising from the conversion of foreign currency investments, associates and subsidiaries into Turkish Lira are posted to the statement of operations as foreign exchange gain/loss.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

The Bank revalues the foreign currency-indexed government securities acquired at "Debt Swap" in 2001 by the discounting method with internal rate of return and fixes the foreign currency evaluations two days before the balance sheet date, as stated by The Ministry of State in charge of the Treasury, and records the evaluations to financial statements based on the ten days' average of Central Bank's foreign currency exchange rates before the balance sheet date.

4.2 Capital adequacy ratio

The Bank's unconsolidated capital adequacy ratio is 15.56 % as of 30 June 2004.

4.2.1 Risk measurement methods in calculation of capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette No.24657 dated 31 January 2002.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 21, paragraph (1) of "Regulation on Foundation and Operations of Banks".

The derivative financial instruments, in the calculation of their risk based values, are weighted and classified according to the related risk groups after multiplied by the rates stated in the Article 21, paragraph (2) of "Regulation on Foundation and Operations of Banks".

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 June 2004)

4.2.2 Capital adequacy ratio

	Risk Weights			
	0%	*20%*	*50%*	*100%*
Risk Weighted Assets, Liabilities, Off-Balance Sheet Items				
Balance Sheet Items (Net)	**6,270,451**	**209,258**	**1,145,683**	**9,412,478**
Cash on Hand	128,555	5,215	-	-
Banks	1,089,290	200,163	-	82,611
Interbank Money Market Placements	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-
Reserve Deposits	1,323,189	-	-	-
Special Purpose Financial Institutions	-	-	-	-
Loans	1,668,336	3,296	1,115,261	6,562,312
Loans under Follow-Up (Net)	-	-	-	140,400
Investments in Associates and Subsidiaries	-	-	-	1,080,002
Miscellaneous Receivables	62	-	-	53,767
Investment Securities Held to Maturity (Net)	1,701,026	-	-	45,482
Advances for Assets Acquired under Financial Lease	-	-	-	-
Financial Lease Receivables	-	-	-	-
Leased Assets (Net)	-	-	-	-
Tangible Assets (Net)	-	-	-	1,276,420
Accrued Interest and Income	120,227	584	30,422	138,237
Other Assets	239,766	-	-	33,247
Off-Balance Sheet Items	**306,380**	**1,937,451**	**2,601,723**	**387,706**
Guarantees	306,380	1,909,807	758,400	386,436
Commitments	-	-	1,843,323	-
Other Off Balance Sheet-Items	-	-	-	-
Derivative Financial Instruments	-	27,644	-	1,270
Total Risk Weighted Assets	**6,576,831**	**2,146,709**	**3,747,406**	**9,800,184**

4.2.3 Summary on capital adequacy ratio

	Risk Weights	
	Current Period	**Prior Period**
Total Risk Weighted Assets	12,103,229	10,893,824
Value at Risk	1,239,763	1,518,552
Shareholders' Equity	2,076,220	2,064,687
Shareholders' Equity/ (RWA+VaR)*100 (*)	15.56	16.63

(*) RWA: Total Risk Weighted Assets
VaR: Value at Risk

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 June 2004)

4.2.4 Components of shareholders' equity items

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	822,038	822,038
Nominal Capital	822,038	822,038
Capital Commitments (-)	-	-
Share Premium and Cancellation Profit	-	-
Capital Reserves From Inflation Adjustments to Paid-in Capital	1,104,264	1,104,264
Legal Reserves	23,884	-
I. Legal Reserve (Turkish Commercial Code 466/1)	23,884	-
II. Legal Reserve (Turkish Commercial Code 466/2)	-	-
Status Reserves		
Extraordinary Reserves	420,956	-
Reserve Allocated at the General Assembly	420,956	-
Retained Earnings	-	-
Accumulated Losses	-	-
Profit Reserves	10,168	-
Profit	210,512	444,840
Current Period Profit	210,512	326,032
Prior Period Profit	-	118,808
Loss (-)	-	-
Current Period Loss	-	-
Prior Period Loss	-	-
Total Core Capital	**2,591,822**	**2,371,142**
SUPPLEMENTARY CAPITAL		
Revaluation Fund	29,565	25,640
Movables	-	-
Immovables	2,345	2,345
Income on Sale of Equity Shares and Realestates	27,220	23,295
Revaluation Fund on Leasehold Improvements	-	-
Revaluation Surplus	16,348	3,940
Foreign Currency Exchange Differences	-	-
General Provisions	58,633	50,878
Provision for Possible Losses	29,000	35,685
Subordinated Loans	-	-
Securities Value Increase Fund	22,832	249,459
Associates and Subsidiaries	31,260	36,289
Investments Available for Sale	-8,428	213,170
Securities Held for Structural Position	-	-
Total Supplemantary Capital	**156,378**	**365,602**
TIER III CAPITAL	-	-
CAPITAL	**2,748,200**	**2,736,744**

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

DEDUCTIONS FROM CAPITAL	**671,980**	**672,057**
Investments in Entities Operating in Financial Sectors like Money Markets, Capital Markets, Insurance under the related Special Laws	549,662	532,346
Leasehold Improvements	38,520	40,815
Pre-Operating Costs	23.566	28.051
Prepaid Expenses	60.232	70.845
Negative Difference between the Fair Values and the Carrying Values of Investments, Associates, Subsidiaries, Other Investments, Property and Equipment	-	-
Subordinated Loans Granted to Banks Operating in Turkey	-	-
Goodwill (Net)	-	-
Capitalised Expenses	-	-
TOTAL SHAREHOLDERS' EQUITY	**2,076,220**	**2,064,687**

4.3 Credit risk

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.4 Market risk

The Bank has defined its risk management procedures and has taken necessary precaution in order to avoid market risk, in compliance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 24312 dated 8 February 2001.

Being exposed to market risk, the Bank's Board of Directors has identified risk management strategies and policies considering the suggestions by the Executive Risk Commitee and has pursued the application of these strategies periodically. Considering the existing major risks, the Bank's Board of Directors determines and revises the risk limits, when necessary. The Board of Directors ensures that the risk management group and the executive management are taking necessary action in identifying, measuring, controlling and managing several risks.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. VaR is calculated by three different methods, namely historical simmulation, monte carlo simmulation and parametric method. Market risk arising from maturity mismatches of assets and liabilities is calculated through the assets-liabilities risk measurement model.

The periodical stress testing and scenario analysis support the above mentioned measurements. Traditional risk measurement methods such as cash flow projection, duration and variance analysis are also used.

The capital need for general market risk and specific risks is calculated using the standart method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

Value at Risk:

	Amount
Capital Obligation against Interest Rate Risk - Standard Method	**75,346**
General Market Risk	74,054
Specific Risk	1,292
Options Subject to Interest Rate Risk	-
Capital Obligation against Common Stock Position Risk – Standard Method	**8,147**
General Market Risk	4,149
Specific Risk	3,998
Options Subject To Common Stock Position Risk	-
Capital Obligation against Currency Risk – Standard Method	**15,688**
Capital Obligation	1,364
Capital Obligation against Options Subject to Currency Risk	14,324
Total Value-At-Risk – Home Model	-
Total Capital Obligations against Market Risk	**99,181**
Value-At-Risk Amount	**1,239,763**

4.5 Foreign currency exchange rate risk

Foreign currency open position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 30 June 2004, the Bank's net 'on balance sheet' foreign currency short position amounts to TL 426,860 billion, net 'off-balance sheet' foreign currency long position amounts to TL 211,013 billion, while net foreign currency short position amounts to TL 215,847 billion.

The Bank's foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model".

Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank are as follows:

A. The Bank's "foreign currency evaluation rate" (1 US dollar)	TL 1,477,000
B. US dollar purchase rate at the date of balance sheet and for the five days before balance sheet are:	
US dollar purchase rate at the date of balance sheet	TL 1,477,000
US dollar purchase rates for the days before balance sheet;	
Day 1	TL 1,475,000
Day 2	TL 1,475,000
Day 3	TL 1,470,000
Day 4	TL 1,470,000
Day 5	TL 1,470,000

The arithmetical average of the Bank's US dollar purchase rates for the last 30 days before balance sheet date is TL 1,473,400 (TL'full).

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

Currency risk:

	Euro	US$	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	416,382	707,606	139	8,549	1,132,676
Banks and Other Financial Institutions	67,443	177,434	10,256	16,007	271,140
Trading Securities	3,249	485,910	-	4,334	493,493
Interbank Money Market Placements	-	-	-	-	-
Investment Securities Available-for-Sale	128,649	1,961,553	-	-	2,090,202
Loans	960,357	4,405,865	3,482	87,403	5,457,107
Investments in Associates and Subsidiaries	246,595	42,795	-	4,829	294,219
Investment Securities Held-to-Maturity	57,683	2,728,775	-	-	2,786,458
Tangible and Intangible Assets	-	702	-	1,435	2,137
Goodwill	-	-	-	-	-
Other Assets	54,202	1,198,779	262	3,909	1,257,152
Total Assets	**1,934,560**	**11,709,419**	**14,139**	**126,466**	**13,784,584**
Liabilities					
Bank Deposits	67,362	501,263	-	46,737	615,362
Foreign Currency Deposits	2,763,677	5,431,497	13,898	290,846	8,499,918
Interbank Money Market Takings	138,204	1,045,768	-	-	1,183,972
Other Fundings	779,428	2,489,967	386	537	3,270,318
Securities Issued	-	-	-	-	-
Miscellaneous Payables	644	3,045	-	99	3,788
Other Liabilities (*)	65,188	506,846	832	65,220	638,086
Total Liabilities	**3,814,503**	**9,978,386**	**15,116**	**403,439**	**14,211,444**
Net 'On Balance Sheet' Position	***-1,879,943***	***1,731,033***	***-977***	***-276,973***	***-426,860***
Net 'Off-Balance Sheet' Position	***1,897,910***	***-1,974,497***	***-***	***287,600***	***211,013***
Derivative Assets	1,985,851	706,152	11,932	339,900	3,043,835
Derivative Liabilities	87,941	2,680,649	11,932	52,300	2,832,822
Prior Period					
Total Assets	***1,592,556***	***12,644,954***	***11,190***	***162,607***	***14,411,307***
Total Liabilities	***3,925,942***	***10,400,885***	***15,766***	***296,081***	***14,638,674***
Net ' On Balance Sheet' Position	***-2,333,386***	***2,244,069***	***-4,576***	***-133,474***	***-227,367***
Net 'Off-Balance Sheet' Position	***2,320,715***	***-2,232,274***	***-***	***136,727***	***125,168***

(*) Other liabilities also include gold deposits of TL 55,066 billion.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 June 2004)

4.6 Interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Committee meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset-liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is studied monthly.

During the daily VaR calculations, the interest rate risks of the Bank's TL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates":

Current Period	Upto 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1,089,290	-	-	-	-	133,770	1,223,060
Banks and Other Financial Institutions	155,649	17,380	2,753	-	-	106,992	282,774
Trading Securities	52,074	566,521	31,765	12,667	56,427	4,334	723,788
Interbank Money Market Placements	-	-	-	-	-	-	-
Investment Securities Available-for-Sale	614,107	535,345	124,365	570,070	1,949,473	62,235	3,855,595
Loans	2,894,741	618,339	1,272,917	1,274,902	3,288,306	140,400	9,489,605
Investment Securities Held-to-Maturity	33,010	2,585,346	44,506	12,649	1,523,423	-	4,198,934
Other Assets	1,155,592	252,686	232,415	60,367	164,051	3,355,244	5,220,355
Total Assets	**5,994,463**	**4,575,617**	**1,708,721**	**1,930,655**	**6,981,680**	**3,802,975**	**24,994,111**
Liabilities							
Bank Deposits	723,765	110,943	42,034	2,299	25,848	52,568	957,457
Other Deposits	8,254,273	1,973,021	424,932	122,949	73,468	4,430,247	15,278,890
Interbank Money Market Takings	1,333,933	191,806	-	-	221,548	-	1,747,287
Miscellaneous Payables	-	-	-	-	-	52,580	52,580
Securities Issued	-	-	-	-	-	-	-
Other Fundings	1,125,527	750,523	79,007	233,953	1,191,789	-	3,380,799
Other Liabilities	171,241	23,019	6,115	9,039	8,685	3,358,999	3,577,098
Total Liabilities	**11,608,739**	**3,049,312**	**552,088**	**368,240**	**1,521,338**	**7,894,394**	**24,994,111**
On Balance Sheet Interest Sensitivity Shortage	**-5,614,276**	**1,526,305**	**1,156,633**	**1,562,415**	**5,460,342**	**-4,091,419**	-
Off-Balance Sheet Interest Sensitivity Shortage	-	-	-	-	-	-	-
Total Interest Sensitivity Shortage	**-5,614,276**	**1,526,305**	**1,156,633**	**1,562,415**	**5,460,342**	**-4,091,419**	-

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

Average interest rates on monetary financial instruments:

Current Period	**Euro**	**US$**	**Yen**	**TL**
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	0.94	-	0.22
Banks and Other Financial Institutions	2.09	1.60	-	16.12
Trading Securities	8.60	5.60	-	30.60
Interbank Money Market Placements	-	-	-	-
Investment Securities Available-for-Sale	8.30	5.90	-	30.50
Loans	6.44	6.31	-	37.84
Investment Securities Held-to-Maturity	9.60	10.20	-	34.10
Liabilities				
Bank Deposits	3.86	3.66	-	22.53
Other Deposits	2.30	2.18	-	18.67
Interbank Money Market Takings	2.68	3.18	-	21.65
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	3.96	3.16	-	21.54

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates":

Prior Period	**Upto 1 Month**	**1-3 Months**	**3-6 Months**	**6-12 Months**	**1 Year and Over**	**Non-Interest Bearing**	**Total**
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	164,388	-	-	-	-	375,372	539,760
Banks and Other Financial Institutions	199,639	22,903	5,856	-	-	108,454	336,852
Trading Securities	4,301	780,421	2,210	10,989	84,717	913	883,551
Interbank Money Market Placements	-	-	-	-	-	-	-
Investment Securities Available-for-Sale	395,169	822,475	91,399	409,224	2,734,988	59,085	4,512,340
Loans	2,066,760	520,840	943,344	939,487	2,788,292	171,103	7,429,826
Investment Securities Held-to-Maturity	324,248	576,860	3,125,766	103,324	778,064	-	4,908,262
Other Assets	1,201,232	-	-	-	-	4,401,593	5,602,825
Total Assets	**4,355,737**	**2,723,499**	**4,168,575**	**1,463,024**	**6,386,061**	**5,116,520**	**24,213,416**
Liabilities							
Bank Deposits	568,149	104,533	607	579	-	29,567	703,435
Other Deposits	7,940,696	2,066,625	474,201	277,412	40,431	4,069,570	14,868,935
Interbank Money Market Takings	639,734	78,618	-	684,013	456,535	-	1,858,900
Miscellaneous payables	-	-	-	-	52,575	-	52,575
Securities Issued	-	-	-	-	-	-	-
Other Fundings	130,130	335,359	393,211	2,060,772	207,503	-	3,126,975
Other Liabilities	1,775	2,144	2,414	3,772	11,240	3,581,251	3,602,596
Total Liabilities	**9,280,484**	**2,587,279**	**870,433**	**3,026,548**	**768,284**	**7,680,388**	**24,213,416**
On Balance Sheet Interest Sensitivity Shortage	**-4,924,747**	**136,220**	**3,298,142**	**-1,563,524**	**5,617,777**	**-2,563,868**	-
Off-Balance Sheet Interest Sensitivity Shortage	-	-	-	-	-	-	-
Total Interest Sensitivity Shortage	**-4,924,747**	**136,220**	**3,298,142**	**-1,563,524**	**5,617,777**	**-2,563,868**	-

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

Average interest rates on monetary financial instruments:

Prior Period	**Euro**	**US$**	**Yen**	**TL**
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	0.63	-	26.00
Banks and Other Financial Institutions	2.12	1.39	-	17.24
Trading Securities	6.68	3.70	-	43.88
Interbank Money Market Placements	-	-	-	-
Investment Securities Available-for-Sale	8.50	8.38	-	34.64
Loans	6.69	6.93	-	52.78
Investment Securities Held-to-Maturity	9.58	8.50	-	32.26
Liabilities				
Bank Deposits	3.27	2.74	-	26.55
Other Deposits	2.34	2.01	-	23.51
Interbank Money Market Takings	2.78	2.20	-	23.86
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	2.87	2.46	-	27.65

4.7 Liquidity risk

In order to avoid the liqudity risk, the Bank diverts funding sources as customer deposits and foreign borrowings, looks after the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity sources.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

Maturity analysis of assets and liabilities (according to remaining maturities):

	Demand	Upto 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Non-Interest Bearing(*)	Total
Current Period								
Assets								
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	133,770	1,089,290	-	-	-	-	-	1,223,060
Banks and Other Financial Institutions	106,992	155,649	17,380	2,753	-	-	-	282,774
Trading Securities	4,334	899	697	473,838	12,684	231,336	-	723,788
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Investment Securities Available-for-Sale	62,235	8	68	51,169	623,106	3,119,009	-	3,855,595
Loans	-	2,894,741	618,339	1,272,917	1,274,902	3,288,306	140,400	9,489,605
Investment Securities Held-to-Maturity	-	29,622	385,425	67,618	710,415	3,005,854	-	4,198,934
Other Assets	4,672	1,198,768	202,066	81,981	78,878	298,746	3,355,244	5,220,355
Total Assets	**312,003**	**5,368,977**	**1,223,975**	**1,950,276**	**2,699,985**	**9,943,251**	**3,495,644**	**24,994,111**
Liabilities								
Bank Deposits	52,568	723,765	110,943	42,034	2,299	25,848	-	957,457
Other Deposits	4,481,675	8,202,845	1,973,021	424,932	122,949	73,468	-	15,278,890
Other Fundings	-	1,125,527	750,523	79,007	233,953	1,191,789	-	3,380,799
Interbank Money Market Takings	-	1,333,933	191,806	-	-	221,548	-	1,747,287
Securities Issued	-	-	-	-	-	-	-	-
Miscellaneous Payables	-	-	-	-	-	52,580	-	52,580
Other Liabilities	-	171,241	23,019	6,115	9,039	8,685	3,358,999	3,577,098
Total Liabilities	**4,534,243**	**11,557,311**	**3,049,312**	**552,088**	**368,240**	**1,573,918**	**3,358,999**	**24,994,111**
Net Liquidity Shortage	*-4,222,240*	*-6,188,334*	*-1,825,337*	*1,398,188*	*2,331,745*	*8,369,333*	*136,645*	-
Prior Period								
Total Assets	*556,045*	*4,119,407*	*1,037,480*	*2,593,714*	*2,444,085*	*10,121,193*	*3,341,492*	*24,213,416*
Total Liabilities	*4,099,137*	*9,649,496*	*2,782,877*	*1,262,570*	*2,521,940*	*1,140,178*	*2,757,218*	*24,213,416*
Net Liquidity Shortage	***-3,543,092***	***-5,530,089***	***-1,745,397***	***1,331,144***	***-77,855***	***8,981,015***	***584,274***	-

(*) Certain assets on the balance sheet that are necessary for the banking operations but not convertable into cash in short period such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up, are included in this column.

4.8 Fair values of financial assets and liabilities

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.9 Transactions carried out on behalf of customers, items held in trust

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.10 Disclosure on operations

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5 Disclosures and footnotes on unconsolidated financial statements

5.1 Assets

5.1.1 Balances with the Central Bank of Turkey

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Unrestricted Demand Deposits	87	692,108	58	201,584
Unrestricted Time Deposits	50,000	347,095	34,604	129,784
Total	**50,087**	**1,039,203**	**34,662**	**331,368**

5.1.2 Further information on trading securities (presented in net value)

5.1.2.1 Trading securities given as collateral or blocked

None.

5.1.2.2 Trading securities subject to repurchase agreements

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Government Bonds	95,869	335	-	191,863
Treasury Bills	-	-	-	-
Other Debt Securities	-	-	-	-
Bonds Issued or Guaranteed by Banks	-	-	-	-
Asset Backed Securities	-	-	-	-
Other				
Total	**95,869**	**335**	**-**	**191,863**

5.1.3 Due from foreign banks

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.4 Receivables from reverse repurchase agreements

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.5 Investment securities available-for-sale

5.1.5.1 Investment securities available-for-sale

Investment securities available-for-sale consist of debt securities, investment funds and common stocks.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 June 2004)

5.1.5.2 Details of investment securities available-for-sale

	Current Period	Prior Period
Debt Securities	**3,797,188**	**4,456,997**
Quoted at Stock Exchange	2,899,614	2,775,654
Not Quoted at Stock Exchange	897,574	1,681,343
Common Stocks	**58,407**	**55,343**
Quoted at Stock Exchange	15,776	13,175
Not Quoted at Stock Exchange	42,910	42,456
Impairment Losses (-)	-279	-288
Total	**3,855,595**	**4,512,340**

5.1.5.3 Collateralized investment securities available-for-sale

None.

5.1.5.4 Disclosure for collateralized/blocked investment securities available-for-sale

	Current Period		Prior Period	
	TL	FC	TL	FC
Common stocks	-	-	-	-
Bills, bonds and other securities	697	-	-	-
Others	-	-	-	-

5.1.5.5 Investment securities available for sale subject to repurchase agreements

	Current Period		Prior Period	
	TL	FC	TL	FC
Government Bonds	452,950	650,790	-	868,566
Treasury Bills	-	-	-	-
Other Debt Securities	-	-	-	-
Bonds Issued or Guaranteed by Banks	-	-	-	129,785
Asset Backed Securities	-	-	-	-
Others	-	11,797	-	140,200
Total	**452,950**	**662,587**	**-**	**1,138,551**

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.1.6 Loans

5.1.6.1 Loans and advances to shareholders and employees

	Current Period		Prior Period	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct Lendings to Shareholders	**60,951**	**286,142**	**86,157**	**276,121**
Corporates	60,951	286,142	86,157	276,121
Individuals	-	-	-	-
Indirect Lendings to Shareholders	**278,823**	**35,725**	**271,257**	**41,457**
Loans to Employees	**18,657**	**-**	**17,550**	**-**
Total	**358,431**	**321,867**	**374,964**	**317,578**

5.1.6.2 Loans and other receivables classified in groups I and II and restructured or rescheduled

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Loans	**9,192,425**	**-**	**84,570**	**72,210**
Discounted Bills	32,925	-	-	-
Export Loans	1,493,455	-	84,344	46,855
Import Loans	1,459	-	-	-
Loans to Financial Sector	394,086	-	-	-
Foreign Loans	318,057	-	-	-
Consumer Loans	898,339	-	-	-
Credit Cards	2,009,016	-	-	-
Precious Metal Loans (Gold, etc...)	76,024	-	-	-
Other	3,969,064	-	226	25,355
Specialization Loans	**-**	**-**	**-**	**-**
Other Receivables	**2,132,027**	**-**	**-**	**-**
Total	**11,324,452**	**-**	**84,570**	**72,210**

5.1.6.3 Maturity analysis of cash loans

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.1.6.4 Consumer loans

	Short-term	Medium and Long-term	Total	Accrued Interest and Income
Consumer Loans-TL	**538,842**	**116,807**	**655,649**	**15,534**
Housing Loans	24,804	63,953	88,757	2,042
Automobile Loans	226,763	-	226,763	4,711
Consumer Loans	280,309	52,623	332,932	8,567
Personnel Loans	6,966	231	7,197	214
Other Consumer Loans	-	-	-	-
Consumer Loans-Indexed to FC	**113,683**	**129,007**	**242,690**	**47,627**
Housing Loans	22,774	94,594	117,368	36,146
Automotible Loans	64,014	-	64,014	5,661
Consumer Loans	26,726	34,131	60,857	5,814
Personnel Loans	169	282	451	6
Other Consumer Loans	-	-	-	-
Credit Cards	**2,009,016**	**-**	**2,009,016**	**21,042**
Total Consumer Loans	**2,661,541**	**245,814**	**2,907,355**	**84,203**

5.1.6.5 Allocation of loan customers

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.6.6 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	8,816,667	4,431,368
Foreign Loans (*)	532,538	2,827,355
Total	**9,349,205**	**7,258,723**

(*) Effective from 1 January 2004, in compliance with the decree on "Changes in Uniform Chart of Accounts and Guidance for Banks" as published on 9 January 2004, the classification of foreign loans was revised.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.1.6.7 Loans to investments, associates and subsidiaries

	Current Period	Prior Period
Direct Lendings	107,247	150,697
Indirect Lendings	-	-
Total	**107,247**	**150,697**

5.1.6.8 Specific provisions for loans

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	-	347
Doubtful Loans and Receivables	1,834	3,270
Uncollectible Loans and Receivables	181,969	152,796
Total	**183,803**	**156,413**

5.1.6.9 Non-performing loans(NPLs) (Net)

Non-performing loans and other receivables restructured or rescheduled:

None.

Movements in non-performing loan groups:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Balances at Beginning of Period	**7,335**	**18,337**	**301,844**
Additions (+)	-	192	34,998
Transfer from Other NPL Categories (+)	-	6,874	17,185
Transfer to Other NPL Categories (-)	-6,874	-17,185	-
Collections (-)	-	-472	-13,101
Write-offs (-)	-	-	-
Restatement Effects of Inflationary Accounting (-)	-461	-1,240	-23,229
Balances at End of Period	**-**	**6,506**	**317,697**
Specific Provisions (-)	-	-1,834	-181,969
Net Balance on Balance Sheet	**-**	**4,672**	**135,728**

Non-performing loans in foreign currencies:

None.

5.1.6.10 Liquidation policy for uncollectible loans and receivables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.1.7 Factoring receivables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.8 Investment securities held-to-maturity (net)

5.1.8.1 Investment securities held-to-maturity

	Current Period	Prior Period
Debt Securities		
Quoted at Stock Exchange	1,563,026	959,191
Not Quoted at Stock Exchange	2,635,908	3,949,071
Impairment Losses (-)	-	-
Total	**4,198,934**	**4,908,262**

5.1.8.2 Movement of investment securities held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	**4,908,262**	**6,178,108**
Foreign Currency Differences On Monetary Assets	49,766	-64,794
Purchases during the Period	1,467,831	489,914
Disposals through Sales/Redemptions (-)	-1,852,472	-950,504
Impairment Losses (-)	-	-
Restatements Effects of Inflationary Accounting (-)	-374,453	-744,462
Balances at End of Period	**4,198,934**	**4,908,262**

5.1.8.3 Information on investment securities held-to-maturity

Current Period	Historical Costs		Valuation	
	TL	FC	TL	FC
Collateralised/Blocked Securities	211,626	1,199,586	232,062	1,311,605
Securities subject to Repurchase Agreements	11	1,041,202	12	1,063,191
Securities held for "Structural" Position	-	-	-	-
Receivable from Security Lending Market	-	-	-	-
Guarantees to Security Lending Market	-	-	-	-
Other				
Total	**211,637**	**2,240,788**	**232,074**	**2,374,796**

Prior Period	Historical Costs		Valuation	
	TL	FC	TL	FC
Collateralised securities	230,456	1,559,114	245,931	1,616,751
Securities subject to Repurchase Agreements	82,101	735,836	87,657	745,961
Securities held for "Structural" Position	-	-	-	-
Receivable from Security Lending Market	-	-	-	-
Guarantees to Security Lending Market	-	-	-	-
Other				
Total	**312,557**	**2,294,950**	**333,588**	**2,362,712**

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

Collateralized investment securities held-to-maturity:

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Share Certificates	-	-	-	-
Bonds and Similar Securities	211,626	1,199,586	230,456	1,559,114
Other	-	-	-	-
Total	**211,626**	**1,199,586**	**230,456**	**1,559,114**

Above securities are held for legal obligations and transaction limits.

Investment securities held-to-maturity subject to repurchase agreements:

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Government Bonds	11	1,041,202	82,101	579,823
Treasury Bill	-	-	-	-
Other Debt Securities	-	-	-	-
Bonds Issued or Guaranteed by Banks	-	-	-	-
Asset Backed Securities	-	-	-	-
Other				156,013
Total	**11**	**1,041,202**	**82,101**	**735,836**

Investment securities held-to-maturity held for "structural" position:

None.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 June 2004)

5.1.9 Investments in associates (Net)

5.1.9.1 Investments in associates

	Associate	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Bankalararası Kart Merkezi AŞ (*) (1)	Istanbul/Turkey	10.15	10.15
2	Tansaş Perakende Mağazacılık AŞ (*) (2)	Izmir/ Turkey	24.11	56.98
3	İksir Ul. Elekt.Tic. Bilg.Ve Hab. Hiz. AŞ (1)	Istanbul/Turkey	30.44	100.00
4	Doğuş Otomotiv Servis ve Ticaret AŞ (**) (2)	Istanbul/Turkey	18.78	65.50
5	Garanti Turizm Yatırım Ve İşletmeleriAŞ (1)	Istanbul/Turkey	43.33	100.00
6	Doc Finance SA	Geneve/Switzerland	29.00	100.00

	Total Assets	Shareholders' Equity	Total Property & Equipment	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	7,915	7,281	3,527	187	-	426	-	-
2	405,198	210,335	166,685	2,132	-	-19,711	-345,029	384,440
3	14,151	12,121	59	-	-	-789	-222,452	-
4	541,171	231,330	99,585	3,242	-	22,162	84,888	643,720
5	92,256	73,010	65,643	-	-	3,219	-80,709	-
6	169,239	17,750	-	5,998	-	1,267	-1,289	-

(*) Inflation adjusted financial statements are not available

(**) Doğuş Otomotiv Servis ve Ticaret AŞ which was a subsidiary of Doğuş Otomotiv Holding AŞ, is merged, under Doğuş Otomotiv Servis ve Ticaret AŞ, with Doğuş Otomotiv Holding AŞ, Genpar Otomotiv Ticaret AŞ, Doğuş Motor Servis ve Ticaret AŞ and Doğuş Ağır Vasıta Servis ve Ticaret AŞ in the current period. After the merge, the Bank's share decreased to 18.78% in this company.

(1) Financial statements are as of 31 March 2004.

(2) Financial statements are as of 31 March 2004, but fair value information is as of 30 June 2004.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 June 2004)

5.1.9.2 Movement of investments in associates

	Current Period	Prior Period
Balance at Beginning of Period	**305,050**	**273,850**
Movements during the Period	**-56,176**	**31,200**
Acquisitions and Participations in Capital Increases	12,080	-
Bonus Shares Received	-	-
Dividends from Current Year Profit	-	-
Sales (-)	-	-9,167
Reclassifications	-	-
Difference between Market Values and Inflation-Adjusted Values	-55,565	40,567
Effect of Difference betweeen Devaluation and Inflation Rates on Investments in Foreign Currencies	-243	-800
Impairment Losses (-)	-12,448	600
Balance at End of Period	**248,874**	**305,050**
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

Impairment losses amounting to TL 2,095 billion in current period (prior period:TL 600 billion) arises due to the equity accounting application. The remaining balance amounting to TL 10,353 billion arises due to impairments in the cost values of investments.

Valuation methods of investments in associates:

Investments in Associates	Current Period	Prior Period
Valued at Inflation-Adjusted Historical Costs	1,118	133,597
Valued at Fair Value	213,595	134,953
Valued by Equity Method of Accounting	34,161	36,500

Sectoral distribution of investments and associates:

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

Quoted associates:

Associates	Current Period	Prior Period
Quoted at Domestic Stock Exchange	213,595	134,953
Quoted at International Stock Exchanges	-	-

Investments in associates sold during the current period

None.

Investments in associates acquired during the current period

None.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.1.10 Investments in subsidiaries (Net)

5.1.10.1 Investments in subsidiaries

	Subsidiary	Address (City/ Country)	Bank's Share- If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Lasaş Lastik San.Ve Tic.AŞ	İstanbul/Turkey	99.99	99.99
2	Garanti Bilişim Teknolojisi Ve Tic. AŞ	İstanbul/Turkey	100.00	100.00
3	Petrotrans Nakliyat Ticaret AŞ [(*)]	İstanbul/Turkey	99.99	99.99
4	Ana Konut Danışmanlık AŞ	İstanbul/Turkey	100.00	100.00
5	Doğuş Hava Taşımacılığı AŞ	İstanbul/Turkey	96.49	100.00
6	Garanti Ödeme Sistemleri AŞ [(*)] [(3)]	İstanbul/Turkey	99.92	100.00
7	Doğuş İnsan Gücü AŞ [(*)] [(3)]	İstanbul/Turkey	64.10	100.00
8	Doğuş Hiz. Yön. Ve Org. Danış AŞ [(*)]	İstanbul/Turkey	93.40	100.00
9	Doğuş Turizm Sağlık Yat. İşlt. Tic. AŞ	İstanbul/Turkey	100.00	100.00
10	Sititur Turizm Taşımacılık Org. AŞ	İstanbul/Turkey	99.95	100.00
11	Galata Araştırma Yayıncılık Tanıtım Ve Bilişim Teknoloji Hizmetleri AŞ	İstanbul/Turkey	100.00	100.00
12	Şahintur Şahinler Otelcilik Turz.Yat.İşl.AŞ	Aydın/Turkey	100.00	100.00
13	Konaklı Turizm Temizlik Taşımacılık Org. Bilgisayar Danışmanlık Yapı Ve Tic. AŞ	İstanbul/Turkey	99.97	100.00
14	Voyager Mediterranean Turizm End.ve Tic.A.Ş. [(**)] [(3)]	İstanbul/Turkey	77.00	100.00
15	Garanti Finansal Kiralama AŞ	İstanbul/Turkey	94.10	98.93
16	Garanti Faktoring Hiz.AŞ [(2)]	İstanbul/Turkey	55.41	81.84
17	Garanti Yatırım Menkul Kıymetler AŞ	İstanbul/Turkey	100.00	100.00
18	Garanti Portföy Yönetimi AŞ	İstanbul/Turkey	100.00	100.00
19	Garanti Sigorta AŞ	İstanbul/Turkey	100.00	100.00
20	Garanti Emeklilik ve Hayat AŞ	İstanbul/Turkey	99.78	100.00
21	Garanti Gayrimenkul Yatırım Ortaklığı AŞ [(2)]	İstanbul/Turkey	50.98	50.98
22	Garanti Bank International NV	Amsterdam/Holland	100.00	100.00
23	Bosphorus Financial Services Ltd [(1)]	Valetta/Malta	99.99	100.00
24	Garanti Bank Moscow	Moscow/Russia	78.35	99.85
25	Garanti Financial Services Plc	Dublin/Ireland	99.99	100.00
26	Garanti Fund Management Co. Ltd	Valetta/Malta	99.99	100.00
27	IOB Bank Offshore Ltd. [(1)]	Girne / Northern Cyprus	100.00	100.00

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

	Total Assets	Shareholders' Equity	Total Property & Equipment	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	57,978	41,466	39,204	-	-	-3,644	-6,404	-
2	8,316	5,436	1,335	144	74	2,129	-94,186	-
3	367	-10	-	1	-	-125	-385	-
4	321,428	313,720	299,956	66	-	-11,335	-58,144	-
5	14,295	13,922	-	22	-	1,020	-116,768	-
6	4,200	1,273	149	-	112	311	563	-
7	14	-498	-	-	-	-11	-1,087	-
8	293	197	-	-	48	44	-	-
9	184,360	184,359	176,393	15	-	-214	3,965	-
10	84,749	83,897	80,691	1	-	-1,511	-54,869	-
11	178	117	-	1	-	21	-217	-
12	6,280	6,279	5,744	57	57	-56	-3,515	-
13	11,310	11,201	10,309	-	-	111	-5,971	-
14	5,110	-232	353	26	-	-938	-5,935	-
15	445,151	113,591	17,987	30,948	277	5,192	12,028	-
16	83,548	18,935	671	3,166	-	162	-72,709	34,530
17	15,675	13,801	3,613	402	402	2,016	-28,847	-
18	13,397	10,639	3,289	641	556	3,720	-3,011	-
19	122,184	41,135	15,830	3,574	1,999	1,899	-29,163	-
20	68,542	13,732	5,020	725	485	-11,784	-13,411	-
21	77,118	76,979	41,359	1,003	-	-1,014	10,672	53,475
22	3,460,794	305,597	66,708	99,259	22,551	26,572	31,704	-
23	545	542	-	-	-	-	401	-
24	215,992	50,035	1,048	7,077	4,194	2,842	-1,189	-
25	11,930	11,339	3	189	-	-211	7,654	-
26	1,866	8	16	6	-	-91	-197	-
27	868	868	30	52	-	492	-2,449	-

(*) Inflation adjusted financial statements are not available.

(**) Inflation adjusted financial statements are not available as of the reporting date.

(1) Financial statements are as of 31 December 2003.

(2) Financial statements are as of 31 March 2004, but fair value information is as of 30 June 2004.

(3) Financial statements are as of 31 March 2004.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 June 2004)

5.1.10.2 Movement of subsidiaries

	Current Period	Prior Period
Balance at Beginning of Period	**1,390,878**	**1,206,793**
Movements during the Period	**-10,088**	**184,085**
Acquisitions and Participations in Capital Increases	19,875	233,410
Bonus Shares Received	-	-
Dividends from Current Year Profit	-	-
Sales (-)	-	-1,377
Reclassifications	-	-
Difference between Market Values and Inflation-Adjusted Values	16,419	9,870
Effect of Difference betweeen Devaluation and Inflation Rates on Investments in Foreign Currencies	-18,674	-32,493
Impairment Losses (-)	-27,708	-25,325
Balance at End of Period	**1,380,790**	**1,390,878**
Capital Commitments	19,349	32,135
Share Percentage at the End of Period (%)	-	-

Impairment losses amounting to TL 14,192 billion in current period (prior period:TL 25,325 billion) arises due to the equity accounting application. The remaining balance amounting to TL 13,516 billion arises due to impairments in the cost values of subsidiaries.

Valuation methods of subsidiaries:

Subsidiaries	Current Period	Prior Period
Valued at Inflation-Adjusted Historical Costs	663,538	676,171
Valued at Fair Value	46,392	29,973
Valued by Equity Method of Accounting	670,860	684,734

Sectoral distribution of subsidiaries:

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

Quoted subsidiaries:

Subsidiaries	Current Period	Prior Period
Quoted at Domestic Stock Exchanges	46,392	29,973
Quoted at International Stock Exchanges	-	-

Subsidiaries disposed during the current period:

There is not any investments sold during the period. Subsequent to the first half of 2004, the liquidation of IOB Bank Offshore Ltd. has been completed on 14 July 2004.

Subsidiaries acquired during the current period:

None.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.1.11 Other investments (Net)

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.12 Lease receivables (Net)

5.1.12.1 Maturity analysis of lease receivables

None.

5.1.12.2 Net investment for financial lease

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.12.3 Financial lease agreements

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.13 Receivables on term sales of assets included in "Miscellaneous Receivables"

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.14 Accrued interest and income

5.1.14.1 Accrued interest and income on loans

Accrued Interest and Income on Loans	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Uncollected Interest Income	2,953	1,300	3,437	8,783
Interest Income Accruals	57,843	120,159	44,092	132,282
Uncollected Commissions and Other Income	228	191	142	142
Commissions and Other Income Accruals	4,691	249	4,285	315
Total	**65,715**	**121,899**	**51,956**	**141,522**

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.1.14.2 Other accrued interest and income

Other Accrued Interest and Income Receivable on	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Trading Securities	472	6,103	414	6,056
Investment Securities Available-for-Sale	24,380	51,778	116,906	231,155
Investment Securities Held-to-Maturity	72,040	162,871	52,075	91,816
Reverse Repurchase Agreements	-	-	-	-
Reserve Deposits	13,306	999	15,134	847
Financial Derivative Instruments:	4,579	10,952	934	4,076
Interest and Income Accruals	*4,579*	*10,952*	*934*	*4,076*
Income Accruals for Foreign Exchange Gains	-	-	-	-
Financial Leases	-	-	-	-
Other	6,621	207	9,333	180
Total	**121,398**	**232,910**	**194,796**	**334,130**

5.1.15 Tangible assets (Net)

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.16 Intangible assets

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.17 Other assets

5.1.17.1 Prepaid expenses, taxes and similar items

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.17.2 Deferred tax assets and tax losses carried forward

Deferred tax assets of the Bank amount to TL 234,592 billion as of 30 June 2004. TL 206,356 billion of this amount is due to its tax-deductible financial losses carried-forward of TL 687,853 billion.

5.1.17.3 Components of other assets, as each sub-account exceeding 20% of the total seperately, excluding off-balance sheet items exceeding 10% of total assets

None.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.2 Liabilities

5.2.1 Maturity profile of deposits

Current Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over
Saving Deposits	**360,181**	-	**1,121,211**	**1,609,329**	**409,344**	**58,502**	70,436
Foreign Currency Deposists	**2,472,772**	-	**2,948,515**	**2,136,875**	**480,494**	**126,481**	334,781
Residents in Turkey	2,258,045	-	2,849,380	2,045,607	456,751	115,024	300,080
Residents Abroad	214,727	-	99,135	91,268	23,743	11,457	34,701
Public Sector Deposits	**323,476**	-	**1,445**	**795**	-	**73**	23
Commercial Deposits	**1,024,381**	-	**814,555**	**336,722**	**312,326**	**15,421**	11,911
Other	**226,652**	-	**10,398**	**16,049**	**546**	**46**	84
Precious Metal Deposits	**21,647**	-	**1,887**	**6,314**	**22,416**	**2,802**	-
Bank Deposits	**52,568**	-	**904,889**	-	-	-	-
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic Banks	11,088	-	209,795	-	-	-	-
Foreign Banks	41,474	-	693,004	-	-	-	-
Special Purpose Financials Institutions	6	-	2,090	-	-	-	-
Other	-	-	-	-	-	-	-
Total	**4,481,677**	-	**5,802,900**	**4,106,084**	**1,225,126**	**203,325**	417,235

Prior Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over
Saving Deposits	**304,670**	-	**956,111**	**1,233,852**	**490,582**	**108,553**	66,911
Foreign Currency Deposists	**2,640,205**	-	**3,275,572**	**2,308,349**	**442,553**	**76,915**	306,226
Residents in Turkey	2,412,886	-	3,159,574	2,201,049	417,895	65,502	276,049
Residents Abroad	227,319	-	115,998	107,300	24,658	11,413	30,177
Public Sector Deposits	**7,798**	-	**198**	**93**	-	**108**	25
Commercial Deposits	**904,161**	-	**674,667**	**284,947**	**419,429**	**46,825**	56,762
Other	**210,954**	-	**15,014**	**16,166**	**5,737**	**227**	63
Precious Metal Deposits	**1,784**	-	-	**6,820**	**6,341**	**317**	-
Bank Deposits	**29,567**	-	**673,868**	-	-	-	-
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic Banks	2,318	-	238,110	-	-	-	-
Foreign Banks	27,247	-	435,758	-	-	-	-
Special Purpose Financials Institutions	2	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	**4,099,139**	-	**5,595,430**	**3,850,227**	**1,364,642**	**232,945**	429,987

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.2.1.1 Saving deposits covered by the guarantee of Saving Deposit Insurance Fund and excesses over the deposit insurance limit

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	Prior Period	Current Period	Prior Period
Saving Deposits	3,449,713	3,000,925	-	-
Foreign Currency Saving Deposits	5,940,145	6,365,654	-	-
Other Deposits	10,017	13,785	-	-
Foreign Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-
Off-Shore Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.1.3 Saving deposits out of the limits of Saving Deposit Insurance Fund

Saving Deposits at	Current Period	Prior Period
Foreign Branches	274,412	210,020
Off-Shore Branches	-	-

5.2.2 Funds from repurchase transactions

	Current Period		Prior Period	
	TL	FC	TL	FC
Domestic Transactions	**493,119**	**-**	**81,567**	**-**
Financial Institutions and Organizations	405,663	-	2,147	-
Other Institutions and Organizations	58,384	-	50,666	-
Individuals	29,072	-	28,754	-
Foreign Transactions	**196**	**1,183,972**	**534**	**1,663,256**
Financial Institutions and Organizations	70	1,183,972	-	1,663,256
Other Institutions and Organizations	4	-	4	-
Individuals	122	-	530	-
Total	**493,315**	**1,183,972**	**82,101**	**1,663,256**

5.2.3 Funds borrowed

	Current Period		Prior Period	
	TL	FC	TL	FC
Short-term	110,481	1,933,276	101,753	2,045,969
Medium and Long-term	-	1,337,042	-	979,253
Total	**110,481**	**3,270,318**	**101,753**	**3,025,222**

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.2.3.1 Disclosures for concentration areas of the Bank's commitments

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.4 Disclosure for securities issued

None.

5.2.4.1 Convertible bonds

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.4.2 Maturity, interest and currency profile of securities issued

None.

5.2.5 Funds

None.

5.2.6 Miscellaneous payables

	Current Period	Prior Period
Cash Collaterals Received	627	625

5.2.6.1 Nature of cash collaterals received

Cash collaterals received consist of deposits blocked for loans, export and import transactions.

5.2.7 Other liabilities

5.2.7.1 Deferred tax liabilities

None.

5.2.7.2 Components of other liabilities, as each sub-account exceeding 20% of the total seperately, excluding off-balance sheet items exceeding 10% of total liabilities

None.

5.2.8 Taxes and other duties payable

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.9 Factoring payables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.10 Criteria, limitations and commitments of leasing agreements

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.2.10.1 Changes in agreements and further commitments arising

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.10.2 Financial lease payables

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Up to 1 Year	11,601	9,881	10,350	8,453
1-4 Years	10,862	9,366	14,876	12,891
More than 4 Years	-	-	-	-
Total	**22,463**	**19,247**	**25,226**	**21,344**

5.2.10.3 Operational lease agreements

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.10.4 "Sale-and-lease-back" agreements

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.11 Accrued interest and expenses

Accrued Interest and Expenses on	Current Period		Prior Period	
	TL	FC	TL	FC
Deposits	92,666	21,059	122,644	20,487
Funds Borrowed	6,441	14,517	8,256	20,935
Securities Issued	-	-	-	-
Repurchase Agreements	303	8,178	72	6,590
Financial Derivative Instruments:	2,212	2,011	12	5,345
Interest and Expense Accruals	*2,212*	*2,011*	*12*	*5,345*
Expense Accruals for Foreign Exchange Losses	-	-	-	-
Factoring Payables	-	-	-	-
Other	10,652	9,440	3,664	68,655
Total	**112,274**	**55,205**	**134,648**	**122,012**

5.2.12 Provisions and subordinated loans

5.2.12.1 General provisions

	Current Period	Prior Period
General Provision for	**58,633**	**50,878**
Loans and Receivables in Group I	45,484	39,259
Loans and Receivables in Group II	784	1,123
Non-Cash Loans	12,365	10,496
Other	-	-

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.2.12.2 Reserve for employee termination benefits and notification indemnity

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.12.3 Commitments for retirement rights

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.12.4 Timing and amount of expected payments of provisions considering uncertainties

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.12.5 General reserves for possible losses

	Current Period	Prior Period
Balance at Beginning of Period	**35,685**	**24,643**
Provision for realized losses	-25,000	-16,586
Current period general reserve provision	21,000	30,278
Restatement effects of inflationary accounting	-2,685	-2,650
Balance at End of Period	**29,000**	**35,685**

The Bank provided a general reserve in the amount of TL 21,000 billion in the current period for the assets kept at cost in the financial statements against the possible adverse effects of the potential risks in the economy.

5.2.13 Subordinated loans

None.

5.2.14 Information on shareholders' equity

5.2.14.1 Paid-in capital

	Current Period	Prior Period
Common Stock	822,038	822,038
Preferred Stock	-	-

5.2.14.2 Registered share capital system

Capital	Paid-in Capital	Ceiling per Registered Share Capital
Common Stock	822,038	1,000,000
Preferred Stock	-	-

5.2.14.3 Capital increases in current period

None.

5.2.14.4 Sources of capital increases in current period

5.2.14.5 Capital commitments for financial year and following period

None.

5.2.14.6 Information on priority rights of preferred stocks

None.

5.2.14.7 Common stock issue premiums, shares and equity instruments

	Current Period	**Prior Period**
Number of Shares (billion) (1)	1,644	1,644
Preferred Stock	-	-
Common Stock Issue Premium	-	-
Common Stock Canceling Profit	-	-
Other Equity Instruments	-	-
Total Common Stock Issue	**1,644**	**1,644**

(1) The Bank's paid-in capital amounts to TL822,038 billion and composes of 1.644.075.624.859 shares with a face value of TL500 each and 1.728 shares with a face value of TL100 each. As of 30 June 2004, the Bank's capital is fully paid.

5.2.14.8 Securities value increase fund

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

Disclosure on Securities value increase fund

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

Accounting for foreign exchange gains/losses on investments, associates, subsidiaries and common stocks in investment securities available-for-sale:

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

Any foreign exchange gains/losses classified under shareholders' equity in prior periods:

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.14.9 Revaluation fund

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.14.10 Increases in revaluation fund during current period

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.14.11 Legal reserves

In compliance with the decisions made on the General Assembly, 5% of the prior years' profits are allocated to legal reserves.

5.2.14.12 Extraordinary reserves

In compliance with the decisions made on the General Assembly, remaining prior years' profits after the appropriation to legal reserves, are allocated to extraordinary reserves.

5.2.14.13 Shareholders having more than 10% share in capital and/or voting right

Name/Commercial Title	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	452,797	55.08%	452,797	-

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.3 Statement of operations

5.3.1 Interest Income

5.3.1.1 Interest income received from investments, associates and subsidiaries

	Current Period	Prior Period
Interest Received from Investments in Associates and Subsidiaries	2,838	6,523

5.3.1.2 Income from financial lease

None.

5.3.1.3 Interest income received from reverse repurchase agreements

None.

5.3.1.4 Interest income from factoring receivables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.3.2 Interest Expenses

5.3.2.1 Interest expenses paid to investments, associates and subsidiaries

	Current Period	Prior Period
Interest Paid to Investments in Associates and Subsidiaries	6,358	9,223

5.3.2.2 Expenses on financial lease

	Current Period	Prior Period
Financial Leasing Expenses	1,237	679

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.3.2.3 Maturity structure of the interest expense on deposits

Account Description	Demand Deposits	Time Deposits					Total
		Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	
TL							
Bank Deposits	5	25,841	-	-	-	-	25,846
Saving Deposits	585	140,967	154,205	44,974	13,897	10,577	365,205
Public Sector Deposits	6	43	35	-	12	5	101
Commercial Deposits	604	128,195	21,831	32,249	4,782	1,974	189,635
Other	4,022	1,936	8,299	3,264	18	11	17,550
"7 Days Notice" Deposits	-	-	-	-	-	-	-
Total TL	-	-	-	-	-	-	-
FC	**5,222**	**296,982**	**184,370**	**80,487**	**18,709**	**12,567**	**598,337**
Foreign Currency Deposits	1,190	36,332	32,468	6,796	1,375	5,306	83,467
Bank Deposits	-	7,264	-	-	-	-	7,264
Precious Metal Deposits	-	-	40	13	1	-	54
Total FC	**1,190**	**43,596**	**32,508**	**6,809**	**1,376**	**5,306**	**90,785**
Grand Total	**6,412**	**340,578**	**216,878**	**87,296**	**20,085**	**17,873**	**689,122**

5.3.2.4 Interest expense on repurchase agreements

	Current Period		Prior Period	
	TL	FC	TL	FC
Interest Paid on Repurchase Agreements	46,972	18,229	111,693	13,268

5.3.2.5 Interest expenses on factoring payables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.3.3 Other operating income

Other operating income consists of collection or reversals of prior year provisions, banking services related costs charged to customers and income in custody services.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.3.4 Provision expenses for loans and other receivables

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	39,388	39,845
Loans and Receivables in Group III	-	-
Loans and Receivables in Group IV	*1,522*	-
Loans and Receivables in Group V	*37,866*	*39,845*
General Provisions	11,816	2,861
Provision for Possible Losses	21,646	-
Foreign Exchange Losses on Foreign Currency Indexed Loans	2,068	-
Impairment Losses on Securities	4,902	20
Trading securities	4,902	20
Available-for-sale securities	-	
Other Impairment Losses	60,454	38,359
Associates	32,795	9,420
Subsidiaries	27,659	28,939
Joint Ventures	-	-
Held to maturity securities	-	-
Other	3,100	-1,876
Total	**143,374**	**79,209**

5.3.5 Other operating expenses

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.3.6 Profit/losses from investments, associates and subsidiaries

5.3.6.1 Profit and losses

Profit/Losses from	Current Period	Prior Period
Subsidiaries (+/-)	8,005	25,959
Investments and Associates (+/-)	10,212	39

5.3.6.2 Profit/losses from investments and associates included in statement of operations on basis of equity accounting as a separate item

None.

5.3.6.3 Profit or loss from transactions with companies and individuals in the Bank's risk group

None.

5.3.7 Extraordinary income/expense

None.

5.3.8 Net profit and loss

5.3.8.1 Any further explanation on operating results needed for proper understanding of the Bank's performance

None.

5.3.8.2 Any changes in estimations that might have a material effect on current and subsequent period results

None.

5.3.9 Quantification of any changes in accounting estimates that had material effect in current period and may materially affect subsequent periods

None.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.4 Off-balance Sheet Items

5.4.1 Off-balance sheet contingencies

5.4.1.1 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Loan Risks	429,097	449,079
With Original Maturity of 1 Year or Less	*70,947*	*71,065*
With Original Maturity of More Than 1 Year	*358,150*	*378,014*
Other Non-Cash Loans	5,865,105	5,115,006
Total	**6,294,202**	**5,564,085**

5.4.1.2 Details of non-cash loans

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.4.1.3 Irrevocable commitments

	Current Period	Prior Period
Letters of Guarantee in Foreign Currency	2,802,422	2,492,528
Letters of Guarantee in TL	1,463,224	1,341,153
Letters of Credit	1,096,896	848,930
Bank Acceptances	354,038	309,370
Prefinancing	-	21,500
Total	**5,716,580**	**5,013,481**

5.4.1.4 Possible losses from off-balance sheet items

None.

5.4.1.5 Pledges, mortgages, other restrictions and acquisition commitments on tangible assets

None.

5.4.1.6 Explanation for the following matters separately from other conditional commitments

The Bank's share in commitments for joint venture:

None.

Accounting method of commitments:

The Bank has capital commitments in the amount of TL 19,349 billion for its subsidiaries. Furthermore, there are letters of guarantee in the amount of TL 9,472 billion issued for several entities for the Bank's own business. These commitments are included in the Bank's off-balance sheet accounts.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.4.2 Financial derivative instruments

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.4.3 Services rendered on behalf of customers

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.4.4 The Bank's latest international risk ratings

MOODY'S (*October 2003)**

Long Term FC Deposit	B3
Long Term TL Deposit	Baa2
Short Term TL Deposit	Prime-2
Deposit Outlook	Positive
FSR	D+
FSR Outlook	Negative

STANDARD AND POORS (*October 2003)**

Long Term FC Counter Party Credit Rating	B
Outlook	Stable

FITCH RATINGS (*February 2004)**

Foreign Currency	
Long Term	B+
Short Term	B
Outlook	Stable
Individual	D
Support	4
Turkish Lira	
Long Term	B+
Short Term	B
Outlook	Stable
National	A-
Outlook	Stable

CAPITAL INTELLIGENCE (*September 2003)**

Long Term FC Obligations	B
Short Term FC Obligations	B
Domestic Strength	BBB-
Support	2
Outlook	Stable

(*) Latest dates in risk notes or outlooks.

5.5 Statement of changes in shareholders' equity

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.6 Statement of cash flows

5.6.1 Disclosures for "other" items in statement of cash flows and effect of change in foreign currency rates cash and cash equivalents

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.6.2 Cash outflows from acquisition of investments, associates, subsidiaries and other investments

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.6.3 Cash inflows from disposal of investments, associates, subsidiaries and other investments

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.6.4 Cash and cash equivalents at beginning of period

	Current Period	**Prior Period**
Cash on Hand	**172,394**	**200,340**
Cash in TL	*39,577*	*35,067*
Cash in Foreign Currency	*132,817*	*165,273*
Cash Equivalents	**698,362**	**1,913,990**
Other	*698,362*	*1,913,990*
TOTAL	**870,756**	**2,114,330**

5.6.5 Cash and cash equivalents at end of period

	Current Period	**Prior Period**
Cash on Hand	**128,043**	**172,394**
Cash in TL	*39,785*	*39,577*
Cash in Foreign Currency	*88,258*	*132,817*
Cash Equivalents	**1,375,039**	**698,362**
Other	*1,375,039*	*698,362*
TOTAL	**1,503,082**	**870,756**

5.6.6 Restricted cash and cash equivalents due to legal requirements or other reasons

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.6.7 Additional information

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.7 Accounting for entities acquired through mergers and acquisitions:

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.8 Related party risks

5.8.1 Volume of transactions with the Bank's risk group, lendings and deposits outstanding at period end and income and expenses from transactions incurred during the period

5.8.1.1 Current Period

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	150,697	29,066	357,414	317,578	-	-
Balance at end of period	107,247	26,112	339,774	321,867	-	-
Interest and Commission Income	2,838	48	6,345	1,941	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

5.8.1.2 Prior Period

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	189,574	35,020	642,284	298,812	-	-
Balance at end of period	150,697	29,066	357,414	317,578	-	-
Interest and Commission Income	7,188	67	19,658	1,096	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

5.8.1.3 Other related party balances

Deposits:

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Deposits	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Balance at beginning of period	93,429	141,218	132,970	158,490	-	-
Balance at end of period	70,976	93,429	150,496	132,970	-	-
Interest Expenses	6,358	9,223	7,982	6,825	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

Derivative transactions:

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Trading Transactions:						
Beginning of Period	152,938	21,151	-	-	-	-
End of Period	164	152,938	-	-	-	-
Total Profit/Loss	-	-4	-	-	-	-
Hedging Transactions:	-	-	-	-	-	-
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/Loss	-	-	-	-	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

5.8.2 The Bank's risk group

5.8.2.1 Relations with companies in risk group of / or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.8.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group compose 4.43% of the Bank's total cash loans and 1.68% of the Bank's total assets. The non-cash loans of the risk group compose 5.53% of the Bank's total non-cash loans. The deposits of the risk group compose 1.36% of the Bank's total deposits. The pricing of transactions with the risk group companies is set in compliance with the market prices.

5.8.2.3 Other matters not required to be disclosed

None.

5.8.2.4 Transactions accounted under equity method

Please refer to sections 5.1.9 and 5.1.10.

5.8.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with Garanti Yatırım Menkul Kıymetler AŞ, Garanti Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for the Bank's internal use are partly arranged through financial leasing.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.9 Accounting in hyperinflationary economies

5.9.1 Further disclosure for inflationary accounting

5.9.1.1 Restatement of financial statements of the current and prior periods for the changes in the general purchasing power of Turkish Lira on the balance sheet date

Article 14 (the "Article") of "Regulation on Accounting Standards"; "Accounting Standard for Financial Reporting in Hyperinflationary Economies" has been in effect since 1 July 2002.

The Bank's financial statements are restated for the changes in the general purchasing power of Turkish Lira on the balance sheet date in accordance with the Article as mentioned above. The corresponding figures for previous periods are restated in the same terms. In order to define an economy as a hyperinflationary economy, there are certain criteria set in the Article. One characteristic is a cumulative three-year inflation rate equal to or over 100% and a current year inflation rate equal to or over 10%. Inflationary accounting is applied in accordance with the Article and based on the supplement attached to it including the Turkish nation-wide wholesale price indices published by the State Institute of Statistics. Based on these indices, the three-year inflation rate in Turkey has been 110.31% as of 30 June 2004. Accordingly the financial statements of the Bank are restated for the changes in the general purchasing power of Turkish Lira as of 30 June 2004.

The restatement was calculated by means of conversion factors derived from the Turkish countrywide wholesale price index published by the State Institute of Statistics. Such indices and conversion factors used to restate the accompanying financial statements as of 30 June 2004 and 2003 and 31 December 2003 are given below:

Date	Index	Conversion Factor
30 June 2004	7,982.7	1.000
31 December 2003	7,382.1	1.081
30 June 2003	7,222.2	1.105

The main guidelines for the above-mentioned restatement are as follows:

- Inflationary accounting was applied starting from 1970. For the transactions before 1970, the restatements were made as if they occurred in 1970.
- Monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.
- Non-monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.
- Non-monetary assets and liabilities are restated from their acquisition dates. The effects of any revaluations made before based on the prior legislations are eliminated.

- The components of shareholders' equity, are restated by applying the relevant conversion factors except for any revaluation surpluses previously recorded. Any capital increases through such surpluses are not considered as contributions of shareholders. Transfers from reserves, undistributed profits, share premiums and income on sale of participations and premises and equipment to capital, are considered as capital contributions of shareholders. As a result of the restatements, any positive differences between the nominal paid-in capital and the restated paid-in capital, are recorded under "capital reserves from inflation adjustments to paid-in capital" in the shareholders' equity.

- All items in the statement of operations are restated by applying the monthly conversion factors.

- As the price indices are announced monthly, the same indices are used for all the transactions of the related month.

- The effect of inflation on the net monetary position of the Bank, is included in the statement of operations as "gain/loss on net monetary position".

- Investments, affiliated companies and other equity shares are either presented at fair values if their fair values are available, or at market values if they are quoted, otherwise restated by applying the relevant conversion factors to their carrying values from the date of their acquisition after deducting any bonus shares received due to revaluation surpluses added to capital and financial expenses capitalised, including foreign exchange differences. Investments, affiliated companies and other equity shares in foreign currencies have been translated into Turkish Lira at foreign exchange rates prevailing at the balance sheet date.

- The restated amount of non-monetary assets are reduced when they exceed the amounts recoverable from the items' future uses taking into consideration criteria like the nature of impairments like permanent or temporary, and the impairment size. Provision for impairments is recognized in the statement of operations. In determination of fair values, prudency and materiality principles are applied in accordance with "Regulation on Accounting Standards".

5.10 Domestic, foreign and off-shore branches and foreign reprensentative offices

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.11 Significant events and matters arising subsequent to balance sheet date

By the decision no.2107 of the Board of Directors dated 27 April 2004, it has been decided to increase the Bank's statutory share capital from TL 822,038 billion to TL 1,200,000 billion through appropriation of real-estate sales income of TL 20,515 billion, investment sales income of TL 6,947 billion and extraordinary reserves of TL 350,500 billion.

On 9 July 2004, the Bank signed a one-year syndicated term loan facility for the amount of EUR 450 million and an interest rate of Euribor+0.55%. In total 53 international banks representing 23 countries have joined the facility. This facility replaced the EUR 400 million syndicated term loan facility matured on 7 July 2004.

6 Other disclosures and footnotes

Doğuş Holding AŞ, the Bank's parent company announced on 29 March 2004 that a heads of Agreement was signed between Doğuş Holding AŞ and Banca Intesa for the start of negotiations for the acquisition of 40.05% shares in Türkiye Garanti Bankası AŞ. Furthermore it was also announced that Banca Intesa would have a purchase option to acquire a further 9.96% stake in Türkiye Garanti Bankası AŞ. Subsequently on 20 July 2004, the parties has announced that as they were not able to reach to a conclusion, they have decided not to continue the negotiations.

7 Independent Auditor's Review Report

7.1 Disclosure on Independent Auditor's Review Report

The Bank's unconsolidated interim financial statements as of 30 June 2004, have been subject to review by Cevdet Suner Denetim ve Yeminli Mali Müşavirlik AŞ (the member firm of KPMG). It was noted in their review report dated 22 July 2004 that nothing material has come to their attention that caused them to believe that the accompanying unconsolidated interim financial statements do not give a true and fair view of the Bank's financial position and results of its operations as of 30 June 2004.

7.2 Disclosures prepared by Independent Auditor

None.

....

GarantiBank